UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant   ☐                             Filed by a Party other than the Registrant   ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, For Use of the Commission Only (as permitted by 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional materials

☐	Soliciting Material Pursuant to § 240.14a-12

Ritchie Bros. Auctioneers Incorporated

(Name of Registrant as Specified in Its Charter)

Luxor Capital Group, LP

LCG Holdings, LLC

Lugard Road Capital GP, LLC

Luxor Capital Partners Offshore Master Fund, LP

Luxor Capital Partners Long Offshore Master Fund, LP

Lugard Road Capital Master Fund, LP

Luxor Capital Partners, LP

Luxor Management, LLC

Christian Leone

Jonathan Green

(Name of Person(s) Filing Proxy Statement, if Other than the Registrant)

Payment of filing fee (Check the appropriate box):

☒	No fee required.

☐	Fee paid previously with preliminary materials.

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

RITCHIE BROS. AUCTIONEERS SHAREHOLDERS: WE NEED YOUR HELP TO PROTECT THE VALUE OF YOUR INVESTMENT BY VOTING AGAINST THE MERGER PROPOSALS

LUXOR CAPITAL GROUP, LP

____________, 2023

Dear Fellow Shareholders:

The attached proxy statement and the enclosed GREEN proxy card are being furnished to you, the shareholders of Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada ( “RBA” or the “Company”), in connection with the solicitation of proxies by Luxor Capital Group, LP (together with its affiliates, “Luxor” or “we”) to oppose proposals related to the proposed acquisition of IAA, Inc., a Delaware corporation (“IAA”) by RBA at the special meeting of shareholders of RBA scheduled to be held on March 14, 2023 (including any adjournments or postponements thereof, the “Special Meeting”).

On November 7, 2022, RBA entered into an Agreement and Plan of Merger and Reorganization (the “Initial Merger Agreement”) with IAA, Ritchie Bros. Holdings, Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of RBA (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings (“Merger Sub 1”), and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings (“Merger Sub 2”). On January 22, 2023, RBA, IAA and the other parties to the Merger Agreement entered into the Amendment to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement Amendment” and the Initial Merger Agreement, as amended by the Merger Agreement Amendment, the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, if the transactions contemplated by the Merger Agreement are completed, (i) Merger Sub 1 will be merged with and into IAA, with IAA surviving as an indirect wholly owned subsidiary of RBA and a direct wholly owned subsidiary of US Holdings and (ii) immediately following the consummation of such merger, the surviving corporation will be merged with and into Merger Sub 2, with Merger Sub 2 surviving as a direct wholly owned subsidiary of US Holdings (collectively, the “Merger”). If the Merger is completed, IAA stockholders immediately prior to the completion of the Merger will be entitled to receive (A) 0.5252 of a common share, without par value, of RBA (“RBA Common Shares”), and (B) $12.80 in cash, without interest and less any applicable withholding taxes, for each share of common stock, par value $0.01 per share, of IAA held by such IAA stockholder at that time. The value of the consideration to be received by IAA stockholders will fluctuate with changes in the price of the shares of RBA.

In order for the Merger to be completed and such merger consideration to be paid to IAA stockholders, (i) RBA shareholders must approve the issuance of RBA Common Shares in the Merger at the Special Meeting and (ii) IAA stockholders must adopt the Merger Agreement at a separate special meeting of the stockholders of IAA, also scheduled to be held on March 14, 2023.

We believe the proposed Merger is poorly conceived, ill-advised and not in the best interests of the Company or the RBA shareholders. Accordingly, pursuant to the attached proxy statement, we are soliciting proxies from holders of RBA Common Shares to vote AGAINST the proposal being submitted at the Special Meeting for shareholders to approve the issuance of RBA Common Shares in connection with the Merger.

The Special Meeting is scheduled to be a virtual meeting held as a live audio webcast via the internet at www.virtualshareholdermeeting.com/RBA2023SM on March 14, 2023, at 8:30 a.m., Pacific Time.

We urge you to carefully consider the information contained in the attached proxy statement and then support our efforts by voting using the instructions on the enclosed GREEN proxy card today. The attached proxy statement and the enclosed GREEN proxy card are first being furnished to the shareholders on or about [●], 2023.

In order to be voted at the meeting, your GREEN proxy cards must be returned no later than 5:00 p.m., Pacific Time on March 9, 2023 or, in the event the meeting is adjourned or postponed, no later than three business days immediately preceding the day of such adjourned or postponed meeting.

If you have already voted for management’s proposals relating to the Merger on the white proxy card, you have every right to change your vote by signing, dating and returning a later dated proxy card.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC or Shorecrest Group, who are assisting us, at their addresses and toll-free numbers listed below.

Thank you for your support,

Luxor Capital Group, LP

If you have any questions, require assistance in voting your GREEN proxy card, or need additional copies of Luxor’s proxy materials, please contact Okapi Partners or Shorecrest Group at the phone numbers or email addresses listed below.

Okapi Partners LLC

1212 Avenue of the Americas, 17th Floor

New York, New York 10036

+ 1 (212) 297-0720 (Main)

+ 1 (877) 629-6356 (Toll-Free)

Email: info@okapipartners.com

North American toll-free

1-888-637-5789

Banks and Brokers and collect calls outside North America

647-931-7454

Email:contact@shorecrestgroup.com

PRELIMINARY PROXY STATEMENT, SUBJECT TO COMPLETION

DATED FEBRUARY 6, 2023

SPECIAL MEETING OF SHAREHOLDERS OF

RITCHIE BROS. AUCTIONEERS INCORPORATED

9500 Glenlyon Parkway, Burnaby

British Columbia, Canada, V5J 0C6

PROXY STATEMENT

OF

LUXOR CAPITAL GROUP, LP

PLEASE USE THE INSTRUCTIONS ON THE ENCLOSED GREEN PROXY CARD TO VOTE BY TELEPHONE, INTERNET OR MAIL TODAY.

Luxor Capital Group, LP (“Luxor”), together with its affiliates, is one of the largest shareholders of Ritchie Bros. Auctioneers Incorporated (“RBA” or the “Company”).

We are writing to you in connection with the proposed acquisition of IAA, Inc. (“IAA”) by RBA. On November 7, 2022, RBA entered into an Agreement and Plan of Merger and Reorganization (the “Initial Merger Agreement”) with IAA, Ritchie Bros. Holdings, Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of RBA (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings (“Merger Sub 1”), and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings (“Merger Sub 2”). On January 22, 2023, RBA, IAA and the other parties to the Merger Agreement entered into the Amendment to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement Amendment” and the Initial Merger Agreement, as amended by the Merger Agreement Amendment, the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, if the transactions contemplated by the Merger Agreement are completed, (i) Merger Sub 1 will be merged with and into IAA, with IAA surviving as an indirect wholly owned subsidiary of RBA and a direct wholly owned subsidiary of US Holdings and (ii) immediately following the consummation of such merger, the surviving corporation will be merged with and into Merger Sub 2, with Merger Sub 2 surviving as a direct wholly owned subsidiary of US Holdings (collectively, the “Merger”). If the Merger is completed, IAA will become a wholly owned subsidiary of RBA, and IAA stockholders immediately prior to the completion of the Merger will be entitled to receive (A) 0.5252 of a common share, without par value, of RBA (the “RBA Common Shares”), and (B) $12.80 in cash, without interest and less any applicable withholding taxes, for each share of common stock, par value $0.01 per share, of IAA (the “IAA Common Shares”) held by such IAA stockholder at that time. The value of the consideration to be received by IAA stockholders will fluctuate with changes in the price of the shares of RBA.

The Board of Directors of RBA (the “Board”) has scheduled a special meeting of the RBA shareholders for the purpose of considering and voting on certain proposals relating to the proposed Merger (including any adjournments or postponements thereof, the “Special Meeting”). The Special Meeting is scheduled to be a virtual meeting held as a live audio webcast via the internet at www.virtualshareholdermeeting.com/RBA2023SM on March 14, 2023, at 8:30 a.m., Pacific Time.

As set forth more fully in this Proxy Statement, Luxor is soliciting proxies from the holders of RBA Common Shares in respect of the following proposals to be considered at the Special Meeting, each as described in greater detail in the proxy statement/prospectus of RBA, filed with the U.S. Securities and Exchange Commission (the “SEC”) as a prospectus supplement pursuant to Rule 424(b)(3) under the Securities Act on [●], 2023 (the “RBA Merger Proxy Statement”) for the Special Meeting (such proposals, the “RBA Merger Proposals”):

Proposal	Our Recommendation
The Company’s proposal to approve the issuance of RBA Common Shares in the Merger as contemplated by the Merger Agreement (the “Share Issuance Proposal”).	AGAINST
The Company’s proposal to approve the adjournment from time to time of the Special Meeting, if necessary or appropriate to solicit additional proxies if there are not sufficient votes at the time of the Special Meeting to approve the Share Issuance Proposal (the “Adjournment Proposal”).	AGAINST

Luxor strongly opposes the RBA Merger Proposals because it believes the proposed Merger is poorly conceived, ill-advised and not in the best interests of the Company or its shareholders. You should refer to the information set forth under the heading “REASONS FOR THE SOLICITATION” for a more detailed explanation of Luxor’s rationale for opposing the RBA Merger Proposals.

The Company has set the close of business on January 25, 2023 as the record date for determining the RBA shareholders entitled to notice of and to vote at the Special Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 9500 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 0C6. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Special Meeting. According to the Company, as of the close of business on January 25, 2023, there were 110,887,811 RBA Common Shares outstanding.

As of the close of business on January 25, 2023, Luxor beneficially owns 4,709,788 RBA Common Shares. We intend to vote our Shares AGAINST the Share Issuance Proposal and AGAINST the Adjournment Proposal.

This Proxy Statement and GREEN proxy card are first being furnished to the Company’s shareholders on or about [●], 2023.

This proxy solicitation is being made by Luxor and the “Participants” named in Annex II hereto, and not on behalf of the Board or management of the Company or any other third party. We are not aware of any other matters to be brought before the Special Meeting other than as described herein. Should other matters be brought before the Special Meeting, the persons named as proxies in the enclosed GREEN proxy card will vote on such matters in their discretion.

If you have already voted using the Company’s white proxy card, you have every right to change your vote by using the GREEN proxy card to vote again by Internet, telephone or mail by following the instructions on the GREEN proxy card. Alternatively, you may sign, date and return the enclosed GREEN proxy card in the postage-paid envelope provided. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Special Meeting by following the instructions under “Voting and Proxy Procedures – Revocation of Proxies” below.

For instructions on how to vote and other information about the proxy materials, see the GREEN proxy card and the Voting and Proxy Procedures section and following Questions and Answers section starting on page 13.

If you have any questions, require assistance in voting your GREEN proxy card, or need additional copies of Luxor’s proxy materials, please contact Okapi Partners or Shorecrest Group at the phone numbers or email addresses listed below.

Okapi Partners LLC

1212 Avenue of the Americas, 17th Floor

New York, New York 10036

+ 1 (212) 297-0720 (Main)

+ 1 (877) 629-6356 (Toll-Free)

Email: info@okapipartners.com

North American toll-free

1-888-637-5789

Banks and Brokers and collect calls outside North America

647-931-7454

Email:contact@shorecrestgroup.com

BACKGROUND TO THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

Since its initial investment in RBA in July 2020, Luxor has met numerous times with RBA management and has followed closely RBA and its business, performance and long-term plans and strategies.

On November 7, 2022, RBA announced that it entered into the Merger Agreement, subject to the terms and conditions of which RBA agreed to effect the Merger.

Following RBA’s announcement of the Merger Agreement, the closing trading price of RBA Common Shares on November 7, 2022 was $51.29 per share, representing an 18% decline as compared to the $62.32 per share closing trading price of RBA Common Shares on November 4, 2022, the last trading day prior to announcement of the Merger Agreement, despite the Company’s third quarter earnings released on November 7, 2023 being significantly higher than consensus sell-side expectations.

On November 7, 2022, representatives of Luxor held a previously scheduled telephone discussion with certain members of management of RBA, including Ann Fandozzi, Chief Executive Officer of RBA, Eric Jacobs, Chief Financial Officer of RBA, and Sameer Rathod, Vice President, Investor Relations/Market Intelligence of RBA. During the discussion, representatives of Luxor expressed their initial belief that the proposed Merger is ill-advised and not in the best of interest of the Company or RBA’s shareholders and indicated that Luxor would continue to evaluate the merits of the proposed Merger and RBA’s stated rationale therefor.

On November 7, 2022, a representative of Luxor sent an email to Mr. Rathod requesting further discussion with representatives of RBA and highlighting certain of Luxor’s concerns related to IAA and its position in the market and growth prospects relative to its primary competitor, Copart, Inc.

On November 9, 2022, representatives of Luxor had a telephone call with Mr. Rathod to discuss Luxor’s perspective on the proposed Merger and Luxor’s view regarding the significant challenges presented by the acquisition and integration of IAA’s business.

On November 10, 2022, representatives of Luxor sent an email to Mr. Rathod related to IAA’s recent loss of market share.

On November 28, 2022, a representative of Luxor had a brief telephone call with Mr. Rathod to discuss anticipated synergies from the transaction, including those that RBA expected to achieve from the use of IAA’s yards. Luxor expressed its view that such synergies may be difficult to achieve due to, among other things, potential challenges in obtaining necessary zoning for such use.

On December 7, 2022, representatives of Luxor had a telephone call with Erik Olsson, Chair of the RBA Board of Directors, and Darren Watt, RBA’s Chief Legal Officer, to reiterate its view that the proposed Merger is ill-advised and not in the best interests of the Company or its shareholders. During the call, the parties discussed the structure of the proposed Merger, the process undertaken by RBA in evaluating and agreeing to the Merger, RBA’s prospects as a standalone business and additional questions raised by Luxor regarding RBA, IAA and the proposed Merger. Specifically, representatives of Luxor raised questions as to how the Board reached the conclusion that the proposed Merger is in the best interests of the Company and its shareholders, particularly in light of the strong anticipated future performance of RBA set forth in the “Evergreen Financial Model” previously published by RBA. Representatives of RBA affirmed the previously published “Evergreen Financial Model” as representing the Board’s current expectations as to the future performance of RBA’s business on a standalone basis.

On December 14, 2022, RBA filed its preliminary joint prospectus/proxy statement on Form S-4 with the SEC.

On December 15, 2022, representatives of Luxor had a brief telephone call with Ms. Fandozzi, Mr. Jacobs, and Mr. Rathod, on which Luxor informed RBA that Luxor intended to publish a press release and open letter to the RBA Board the following day, and offered to subsequently meet with RBA management to further discuss Luxor’s views on the proposed Merger.

On December 16, 2022, Luxor issued a press release and delivered an open letter to the RBA Board expressing its belief that the proposed Merger is ill-advised and not in the best interests of the Company or the RBA shareholders, and explaining its rationale for such belief. You should refer to the information set forth under the heading “REASONS FOR THE SOLICITATION” included in this Proxy Statement for a more detailed explanation of Luxor’s rationale for opposing the RBA Merger Proposals.

On January 16, 2023, Mr. Rathod sent an email to a representative of Luxor indicating that members of RBA management would be willing to meet with representatives of Luxor, noting that the parties could schedule a call for a mutually agreeable time or meet in person in New York City during the week of February 9, 2023.

On January 17, 2023, a representative of Luxor responded to Mr. Rathod indicating Luxor’s willingness to meet with members of RBA management in person in New York City during the week of February 9, 2023 to hear more from RBA regarding its justification for the proposed Merger.

6

On January 18, 2023, Luxor filed a preliminary proxy statement with the SEC.

On January 18, 2023, Luxor issued a press release announcing its filing of the preliminary proxy statement with the SEC and highlighting its serious concerns with the proposed Merger and certain reasons for its concern. You should refer to the information set forth under the heading “REASONS FOR THE SOLICITATION” included in this Proxy Statement for a more detailed explanation of the reasons for Luxor’s opposition to the proposed Merger.

On January 18, 2023, counsel to Luxor delivered to the Company a letter requesting, among other things, the Company’s shareholder lists pursuant to subsection 21(3) of the Canada Business Corporations Act.

On January 22, 2023, representatives of Starboard notified representatives of Luxor of RBA’s intention to enter into the Merger Agreement Amendment and the Starboard Senior Preferred Transaction (defined below) and to announce such transactions prior to the open of trading the next morning. Luxor was surprised to be contacted by Starboard in respect of these transactions. Luxor was told by Starboard that it believed that the imminent announcement of the transactions would ensure passage of the proposed Merger by RBA’s shareholders. Representatives of Starboard offered to include in the press release a quote from a representative of Luxor supporting the transactions and a reference to the role Luxor’s opposition played in the parties agreeing to the Merger Agreement Amendment and the Starboard Senior Preferred Transaction. In exchange Luxor needed to agree to withdraw its solicitation opposing the proposed Merger.  Representatives of Luxor asked representatives of Starboard certain questions in order to understand the basic terms of the Merger Agreement Amendment and the Starboard Senior Preferred Transaction, including whether other shareholders of RBA would be entitled to participate in the Starboard Senior Preferred Transaction. Starboard’s responses, in Luxor’s view, were not sufficient to allow Luxor to evaluate the Merger Agreement Amendment or the Starboard Senior Preferred Transaction. Starboard further indicated that Starboard would be the sole participant in the Starboard Senior Preferred Transaction and rejected other shareholder participation. In addition, representatives of Luxor held a call with Ms. Fandoozi and Mr. Jacobs during which Ms. Fandoozi and Mr. Jacobs provided certain information regarding the additional revenue synergies RBA expected to announce the next morning and touted the merits of the Merger Agreement Amendment and the Starboard Senior Preferred Transaction. In light of the information provided to Luxor regarding the Merger Agreement Amendment and the Starboard Senior Preferred Transaction and the imminent timing of the announcement, a representative of Luxor notified a representative of Starboard that it did not intend to support the Merger Agreement Amendment or the Starboard Senior Preferred Transaction or withdraw its solicitation opposing the proposed Merger.

On January 22, 2023, the Company, IAA and the other parties to the Merger Agreement entered into the Merger Agreement Amendment. Pursuant to the Merger Agreement Amendment, the consideration payable to holders of IAA Common Shares in the Merger, if completed, was amended to provide for the payment of (i) 0.5252 of an RBA Common Share and (ii) $12.80 in cash, without interest, for each IAA Common Share held by such IAA stockholder at that time, instead of (A) 0.5804 of an RBA Common Share and (B) $10.00 in cash, without interest, as provided for in the Initial Merger Agreement. In addition, the Merger Agreement Amendment amended the Initial Agreement to provide that, in the event that either RBA or IAA elects to terminate the Merger Agreement as a result of RBA’s failure to obtain the approval of its shareholders for the Share Issuance Proposal, RBA is required to reimburse IAA for out-of-pocket expenses incurred by IAA in connection with the Merger Agreement and the Merger up to a maximum amount of $5 million. The Merger Agreement Amendment also permits RBA to pay a one-time, special cash dividend to RBA’s shareholders not to exceed $1.08 per RBA Common Share (a “Special Dividend”), with a record date prior to the completion of the Merger and payment of such dividend conditioned upon completion of the Merger.

On January 22, 2023, RBA entered into a transaction with Starboard Value LP (“Starboard Value”), certain of its affiliated funds (the “Starboard Purchasers”), and Jeffrey C. Smith (together with Starboard Value and the Starboard Purchasers, “Starboard”), pursuant to which RBA agreed to issue and sell to the Starboard Purchasers, in a private placement, (i) an aggregate of 485,000,000 Senior Preferred Shares of RBA (the “Senior Preferred Shares”), which Senior Preferred Shares are convertible into RBA Common Shares at an initial conversion price of $73.00 per share, for an aggregate purchase price of $485 million, and (ii) an aggregate of 251,163 RBA Common Shares, for an aggregate purchase price of approximately $15 million (collectively, the “Starboard Senior Preferred Transaction”). Furthermore, in connection with the Starboard Senior Preferred Transaction, RBA agreed to appoint Starboard Chief Executive Officer Jeffrey Smith to the RBA Board, effective following the later of the approval of the Share Issuance Proposal and IAA shareholders’ approval of the proposed Merger. Starboard further agreed to certain standstill restrictions, to not withhold its vote from RBA’s nominees for directorships and to not vote against other RBA or shareholder proposals recommended by the Board (other than with respect to extraordinary transactions) during a mutually agreed standstill period, in each case, effective upon Mr. Smith’s appointment to the RBA Board. You should refer to the information set forth under the heading “CONSEQUENCES OF DEFEATING THE RBA MERGER PROPOSALS” included in this Proxy Statement for a more detailed explanation of the Starboard Senior Preferred Transaction.

7

On January 23, 2023, RBA and IAA publicly announced the Merger Agreement Amendment and RBA publicly announced the Starboard Senior Preferred Transaction. On January 23, 2023, IAA also announced that it had entered into an agreement with Ancora, pursuant to which Ancora agreed to support and vote its IAA shares in favor of the revised terms of the proposed Merger and IAA agreed to appoint an Ancora appointee to the RBA Board following the Merger. Upon such announcement, Luxor was surprised to learn that Ancora had agreed with IAA to support and vote in favor of the revised terms of the proposed Merger, and that IAA had agreed to appoint an Ancora appointee to the board of RBA following completion of the proposed Merger. Luxor was also surprised to learn of Starboard’s agreement to extensive standstill restrictions and obligations to vote in favor of RBA’s director candidates and other proposals following completion of the proposed Merger. Luxor believes that these agreements suggest a concerted effort on the part of RBA, IAA, Starboard and Ancora to support the Merger and RBA in exchange for seats on the RBA Board, which was highly concerning to Luxor. Since the announcement, Ms, Fandoozi has publicly touted on numerous occasions her close relationship with Starboard and Mr. Smith and the fact that she has “personally known Starboard and Jeff for a very long time.”

On January 24, 2023, Luxor issued a press release in which it expressed, among other things, its belief that “the ‘revised’ IAA Merger has done little to change the financial terms for RBA shareholders” and that “management and the board of directors of RBA chose to further entrench themselves by entering into a completely unnecessary financing with Starboard.” Luxor’s press release further highlighted the below-market terms of the Senior Preferred Shares and Starboard’s lack of alignment with holders of RBA Common Shares due to, among other things, the senior ranking of the Senior Preferred Shares relative to RBA Common Shares, the 5.5% dividend to which the Senior Preferred Shares are entitled (which we estimate to be an effective rate of 7.0% when including interest expense and common dividends), the ability for the Senior Preferred Shares to participate in RBA Common Share dividends on an as-converted basis “subject to a floor of $0.27 per common share,” and RBA’s belief that in issuing the Senior Preferred Shares to Starboard, Starboard received “a valuable security worth 130% of par, per Luxor’s estimation” which, in Luxor’s estimation, transferred “in excess of $145 million to a third party who does not appear to have ever been invested in the Company.”

On January 26, 2023, counsel to RBA informed counsel to Luxor that it was in receipt of Luxor’s request for shareholder lists, that it was continuing to review such request and further requesting that Luxor pay to RBA additional fees in respect of costs associated with the Company providing such information.

On January 27, 2023, RBA delivered certain shareholder information to Luxor in response to Luxor’s prior request for shareholder lists.

On February 1, 2023, RBA filed an amendment to its preliminary joint prospectus/proxy statement on Form S-4 with the SEC.

On February 6, 2023, Luxor filed this Amendment No. 1 to its preliminary proxy statement soliciting your proxy to vote AGAINST the RBA Merger Proposals.

REASONS FOR THE SOLICITATION

We do not believe the proposed Merger is in the best interests of RBA and its shareholders

Luxor is the manager of funds that have been shareholders of RBA since July 2020. We accumulated a significant stake in the Company because we believed that the Company’s shares represented an attractive investment opportunity that was undervalued in the market, and because we believe that global marketplaces with paths to a dominant market share, such as RBA, can compound cash flow and valuation at attractive rates over a long-term horizon. As large shareholders of RBA whose primary investment strategy is to invest in companies on a long-term basis, we have followed closely RBA and its business, performance and long-term plans and strategies. With this background, we were extremely disappointed by the announcement of the proposed Merger on November 7, 2022. For the following reasons, we do not believe that the proposed Merger adequately furthers RBA’s growth and strategic objectives, nor do we believe that the proposed Merger is in the best interests of RBA or its shareholders:

•	We believe that the proposed Merger risks permanent destruction of billions of dollars of RBA shareholder value, as evidenced by the market’s reaction to the announcement of the proposed Merger. The 18% decline in the Company’s closing share price on November 7, 2022 upon announcement of the proposed Merger, despite the concurrent announcement that RBA materially exceeded sell-side consensus expectations for the third quarter of 2022 across all metrics (including earnings before interest, taxes, depreciation and amortization (“EBITDA”), which exceeded sell-side consensus expectations by 20%) and offered a strong outlook for the fourth quarter of 2022, underscores RBA investors’ clear distaste for the proposed Merger. Given the Company’s strong recent performance and undervaluation by the market, and assuming the Company continues to compound EBITDA at approximately 20% per year as a standalone entity, we believe that the market value of the Company on a standalone basis will increase significantly in the future. However, if the proposed Merger is completed, we believe that the diversion of the Company’s focus and resources that will be necessary to integrate IAA and troubleshoot its business will stunt the positive growth and momentum the Company is currently experiencing, resulting in significant value destruction for RBA shareholders.

•	We believe that RBA’s shares are dramatically undervalued and should not be used as an acquisition currency at this time. On a standalone basis, RBA’s shares are trading at an approximately 6.1% forward Free Cash Flow (“FCF”) yield and less than 12.7 times its estimated 2023 EBITDA, in contrast to sell-side consensus expectations for global peers (which peer set includes Auction Technology Group, AutoTrader, Baltic Classifieds, CarSales, Copart, Costar, Hemnet, Property Guru, REA Group, Rightmove, Scout24, and Trainline) with inferior long-term growth prospects, which trade at 3% - 4% FCF yields and greater than 21 times estimated 2023 EBITDA. Furthermore, a discounted cash flow analysis performed by Luxor predicated on RBA’s own financial targets for 2023 through 2026, indicates that RBA’s shares are worth well over twice their value prior to the announcement of the proposed Merger. That being the case, the Company’s use of RBA Common Shares as an acquisition currency at this time seems especially ill-advised and we believe represents either a gross miscalculation or misjudgment by the Board with respect to capital allocation.

•	We believe that IAA is a severely challenged business requiring a multi-faceted and likely expensive turnaround to prevent continued loss of customers, declining service levels and deteriorating earnings. Based on YipitData, IAA has lost approximately 25% of market share over the last six years. Unit volumes in the United States of IAA’s primary competitor, Copart, Inc. (“Copart”), are approximately 60% higher than IAA’s despite having been roughly equal six years ago. Looking forward, IAA appears to be competing with a structurally disadvantaged real estate footprint, lower levels of buyer traffic, and a worse cash flow profile relative to Copart, which translates into a growing need for re-investment and risk of pricing pressure and through-the-cycle margin compression for IAA. Furthermore, IAA’s business is highly concentrated on the supply side, with approximately 40% of IAA’s supply derived from two large insurance carriers, Progressive Corporation and State Farm Insurance (“State Farm”). Based on our research, it appears that State Farm has begun discontinuing business with IAA in multiple states over the last few months, first in the Midwest and more recently in the South. Any such loss of business would be in addition to IAA’s loss of business with Government Employees Insurance Company, Liberty Mutual Group and American Family Insurance in recent years. We therefore believe that an acquisition of IAA presents significant structural challenges and sizable capital needs associated with addressing IAA’s rapidly declining market share, including with respect to improving buyer traffic, improving IAA’s inferior real estate footprint, purchasing towing equipment, and improving inferior service levels. We believe that any such efforts will materially weigh on IAA’s future earnings, with the ultimate impact contingent on factors outside of RBA’s and IAA’s control, such as Copart’s competitive response.

•	We believe that the proposed Merger would severely erode RBA’s business quality and could permanently depress RBA’s trading multiple. Contrary to statements made by RBA management, IAA is not a “proven leader” in its industry. Instead, IAA is a distant number two player to Copart across all key aspects of its business, including with respect to supply, demand, service and products. We believe that a combination of the two companies could permanently depress RBA’s trading multiple, as supported by IAA’s significantly lower unaffected valuation multiple relative to RBA, with IAA trading at a five times multiple discount to RBA based on the next twelve months estimated EBITDA of the respective companies, prior to the announcement of the Merger Agreement. We therefore believe that the proposed Merger will stunt the positive momentum of RBA’s valuation, which was otherwise on an upwards re-rating path in accordance with the ongoing, successful build out of its high margin software and services revenues.

•	We believe that RBA’s software and services revenue businesses offer a clear path for the Company to continue compounding its EBITDA by approximately 20% per year on an organic, standalone basis, while increasing its trading multiple and enabling its valuation to multiply. We therefore contend that the timing is not right for RBA to risk a divergence of focus and resources by pursuing a large-scale acquisition of a secondary player in an unrelated vertical. RBA is currently in the early stages of building out and monetizing a wide range of software and services offerings, which could represent hundreds of millions of dollars in additional aggregate EBITDA given the stable and high contribution margins of the associated revenue streams. We estimate that RBA currently earns less than $600 of services revenue per higher value piece of equipment transacted at auction relative to a potential $5,100 of revenue per item. Further, RBA has yet to monetize its rapidly growing inventory management system, which has grown 26 times since the first quarter of 2021 based on organizations activated, and has not yet integrated its parts and service software, SmartEquip, with the rest of its business, leaving the associated monetization opportunities unrealized thus far. It is difficult to conceive how management will be able to devote the necessary attention and focus to fully execute across each of these opportunities if management is instead required to redirect time and resources towards integrating and troubleshooting IAA and its business.

•	Purported synergies involving RBA’s and IAA’s yards appear minimal, despite RBA’s assertions to the contrary. To justify the proposed Merger, RBA has repeatedly touted the benefits of using IAA’s yards to help RBA accelerate its satellite yard strategy. However, we believe that IAA’s yards are already significantly over-utilized relative to Copart’s yards, which contributes to IAA’s inferior service levels and declining market share. Adding RBA inventory to IAA’s already over-utilized existing yards would likely further complicate operations for staff at the yards with the addition of non-uniform inventory and further detract from service levels. More importantly, we believe that RBA’s resources would be better utilized in expanding its own satellite yard footprint on a standalone basis by targeting additional yards in appropriate locations that are not already heavily utilized and in pre-determined locations. RBA itself stated at their May 2022 Investor Day that “there’s plenty of real estate to go after to create yards… rent is in the neighborhood of $10,000 a month. And we’ve signed 1-year leases with options… We can stand up yards and hire sales folks at a pretty good clip and that’s why the measurement of growth outpacing historic growth and delivering accretive margin dollars is so important.” Thus, by its own admission, RBA’s pursuit of its own satellite yards could be achieved rapidly and inexpensively, and does not require a $7 billion acquisition to achieve such scale.

•	RBA shareholders would be significantly diluted by the proposed Merger. Upon completion of the proposed Merger, on a fully converted basis, RBA shareholders are expected to own approximately 59.1% of the common shares of the combined company, Starboard is expected to own approximately 3.7% of the common shares of the combined company and IAA stockholders are expected to own approximately 37.2% of the common shares of the combined company. The willingness of the Board and management to undertake such a dilutive transaction is especially surprising in the context of IAA representing an “adjacent” or “complementary” business, and thus, in our view, an unnecessary and gratuitous acquisition. We do not believe that this type of diversification into different verticals is in the best of interest of RBA shareholders, particularly at the cost of the significant dilution that will occur as a result of the proposed Merger.

•

Luxor believes that the issuance of the Senior Preferred Shares to Starboard represents an unnecessary financing undertaken by the RBA Board to further entrench themselves and convince shareholders to support a deeply unpopular and flawed transaction without having to engage on the merits. Given RBA’s strong financial position and the operating performance of standalone RBA, the only conclusion Luxor can draw is that RBA’s management and Board hoped that by issuing the Senior Preferred Shares to Starboard at massively below-market terms, the hollow endorsement that came along with what Luxor estimates is an approximately $145 million transfer of value to Starboard (based on valuation of the Senior Preferred Shares using sell-side models and incorporating a 400bps credit spread, 35 implied vol., and no change to RBA’s Common Share dividend over time) would somehow turn away the tide of shareholder discontent. However, in light of the senior ranking, significant dividend entitlement and other dominant features of the Senior Preferred Shares, it is clear that Starboard’s interests are not aligned with those of the RBA common shareholders, nor does Starboard face even remotely close to a proportionate downside risk from the completion of an ill-advised combination of RBA and IAA. Therefore, Luxor believes that any endorsement by Starboard should not be viewed as that of an RBA common shareholder, but instead a self-interested attempt to maintain the value of their windfall at the expense of RBA common shareholders. As an added benefit, a rejection of the Share Issuance Approval will provide RBA with an opportunity to redeem the Senior Preferred Shares at 102% of par, rather than live with its onerous terms. You should refer to the information set forth under the heading “CONSEQUENCES OF DEFEATING THE RBA MERGER PROPOSALS” included in this Proxy Statement for a more detailed explanation of the terms of the Senior Preferred Shares.

By pursuing the proposed Merger, we believe that RBA’s management and the Board, who collectively hold less than 0.1% of RBA’s outstanding shares, are not acting in the best interests of the Company or RBA’s shareholders. For the foregoing reasons, we believe that the best path forward for the Company is on a standalone basis, with the management team focused on the execution of its core strategy, which remains in the early days of development and demands undivided attention.

PROPOSAL NO. 1

SHARE ISSUANCE PROPOSAL

In connection with the proposed Merger, you are being asked by the Company to approve the Share Issuance Proposal. Under the Merger Agreement, and as discussed in detail in the RBA Merger Proxy Statement, the Company is required to obtain, as a condition to the completion of the Merger, the approval of its shareholders in order to issue the RBA Common Shares to the IAA stockholders as consideration for the proposed Merger for purposes of satisfying applicable rules of the New York Stock Exchange and the Toronto Stock Exchange. Based on 110,887,811 RBA Common Shares outstanding as of January 25, 2023 and the number of RBA Common Shares to be issued in the transaction, the Company has announced that immediately following completion of the Merger, on a fully-converted basis, RBA shareholders immediately prior to the completion of the Merger are expected to own approximately 59.1% of the outstanding RBA Common Shares, Starboard is expected to own approximately 3.7% of the outstanding RBA Common Shares, and the former IAA stockholders are expected to own approximately 37.2% of the outstanding RBA Common Shares.

Approval of the Share Issuance Proposal requires the affirmative vote of at least a majority of the votes cast by holders of outstanding RBA Common Shares entitled to vote thereon and present in person or represented by proxy at the Special Meeting and that a quorum be present.

For the reasons discussed in the “Reasons for the Solicitation” section of this Proxy Statement, we oppose the proposed Merger as we believe the Merger is not in the best interests of the Company or its shareholders. To that end, we are soliciting your proxy to vote AGAINST the Share Issuance Proposal at the Special Meeting.

We urge you to demonstrate your opposition to the proposed Merger and to send a message to the Board that the proposed Merger is not in the best interests of the Company or the RBA shareholders by voting following the methods described on the enclosed GREEN proxy card as soon as possible.

luxor URGES YOU TO VOTE “AGAINST” THE SHARE ISSUANCE PROPOSAL ON THE ENCLOSED GREEN PROXY CARD AND INTENDS TO VOTE ITS SHARES “AGAINST” THIS PROPOSAL.

PROPOSAL NO. 2

ADJOURNMENT PROPOSAL

You are being asked by the Company to approve a proposal that will give the Board authority to adjourn from time to time the Special Meeting for the purpose of soliciting additional proxies in favor of the approval of the Share Issuance Proposal if there are not sufficient votes at the time of the Special Meeting to approve the Share Issuance Proposal.

According to the RBA Merger Proxy Statement, if the Adjournment Proposal is approved, the Special Meeting could be adjourned to any date. The Board would only exercise this authority to adjourn the Special Meeting if the Share Issuance Proposal is not approved. We do not believe that the Board should be given the authority to frustrate the will of the shareholders if they have voted against the Share Issuance Proposal by further delaying the vote. Accordingly, we are soliciting your proxy to vote AGAINST the Adjournment Proposal at the Special Meeting. In addition, the Board, with or without shareholder approval, could postpone the Special Meeting before it commences, whether for the purpose of soliciting additional proxies or for other reasons.

Approval of the Adjournment Proposal requires the affirmative vote of at least a majority of the votes cast by holders of outstanding RBA Common Shares entitled to vote thereon and present in person or represented by proxy at the Special Meeting and that a quorum be present.

We urge you to demonstrate your opposition to the proposed Merger and to send a message to the Board that the proposed Merger is not in the best interests of the Company or the RBA shareholders by voting following the methods described on the enclosed GREEN proxy card as soon as possible.

LUXOR URGES YOU TO VOTE “AGAINST” THE ADJOURNMENT PROPOSAL ON THE ENCLOSED GREEN PROXY CARD AND INTENDS TO VOTE ITS SHARES “AGAINST” THIS PROPOSAL.

CONSEQUENCES OF DEFEATING THE RBA MERGER PROPOSALS

Proposed Merger

According to the RBA Merger Proxy Statement, the approval of the Share Issuance Proposal by RBA shareholders is a condition to the obligations of RBA and IAA to complete the proposed Merger. If the Share Issuance Proposal is not approved by RBA shareholders, the Merger cannot be consummated and the Special Dividend will not be paid. Instead, RBA will not acquire IAA, and RBA and IAA will remain independent public companies.

Pursuant to the Merger Agreement Amendment, RBA agreed to modify the Initial Merger Agreement to provide that in the event the Merger is not consummated due to the failure to obtain approval of the Share Issuance Proposal from the RBA shareholders, RBA will be required to reimburse IAA for out-of-pocket expenses incurred by IAA in connection with the Merger Agreement and the Merger up to a maximum amount of $5 million. Except for the foregoing, RBA will not be obligated to pay any termination fee, reimbursement of expenses or other payment to IAA in the event that the Merger is not consummated due to the failure to obtain approval of the Share Issuance Proposal from the RBA shareholders, other than in certain limited circumstances where, among other things, a competing proposal to the Merger is publicly announced or publicly disclosed and has not been publicly withdrawn without qualification at least five business days prior to the Special Meeting. Luxor is not aware of the public announcement or public disclosure of any such competing proposals.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is included as Annex A to the RBA Merger Proxy Statement. The proposed Merger and each of the RBA Merger Proposals are described in further detail in the RBA Merger Proxy Statement which is available at www.sec.gov and www.sedar.com.

Starboard Senior Preferred Transaction

On January 22, 2023, RBA entered into a transaction with Starboard, pursuant to which RBA agreed to issue and sell to the Starboard Purchasers, in a private placement, (i) an aggregate of 485,000,000 Senior Preferred Shares, which Senior Preferred Shares are convertible into RBA Common Shares at an initial conversion price of $73.00 per share, for an aggregate purchase price of $485 million, and (ii) an aggregate of 251,163 RBA Common Shares, for an aggregate purchase price of approximately $15 million.

The Senior Preferred Shares rank senior to all RBA Common Shares with respect to rights as to dividends, distributions, redemptions and payments upon the liquidation, dissolution and winding up of RBA. The Senior Preferred Shares carry an initial preferred dividend of 5.5% per annum, and are also entitled to an additional quarterly dividend equal to the the greater of (i) any regular quarterly cash dividends paid to the holders of RBA Common Shares and (ii) $0.27, resulting in what we estimate to be an effective 7.0% interest rate. After the ninth (9th) anniversary of the date on which the Senior Preferred Shares are issued, subject to certain conditions and procedural requirements, RBA will have the right to redeem all or any portion of the Preferred Shares then outstanding, at a price equal to 100% of the Starboard Purchasers’ initial purchase price for the Senior Preferred Shares, plus accrued and unpaid dividends. Other than as set forth in the last paragraph of this section or in certain limited circumstances within Starboard’s control, RBA does not have any other ability to redeem the Senior Preferred Shares before the ninth (9th) anniversary of their issuance. The terms of the Senior Preferred Shares further provide that, other than in connection with the Share Issuance Proposal, the Senior Preferred Shares will be entitled to vote together with the RBA Common Shares on an as-converted basis on all matters permitted by applicable law.

Furthermore, in connection with the Starboard Senior Preferred Transaction, RBA has agreed to appoint Starboard Chief Executive Officer Jeffrey Smith to the RBA Board, effective following the later of the approval of the Share Issuance Proposal and IAA shareholders’ approval of the proposed Merger. Starboard further agreed to certain standstill restrictions, to not withhold its vote from RBA’s nominees for directorships and to not vote against other RBA or shareholder proposals recommended by the Board (other than with respect to extraordinary transactions) during a mutually agreed standstill period, in each case, effective upon Mr. Smith’s appointment to the RBA Board. In addition, RBA granted Starboard participation rights with respect to future private placements of equity or equity-linked securities by RBA and registration rights with respect to the equity acquired in the Starboard Senior Preferred Transaction.

In the event that the proposed Merger is terminated due to the failure to obtain approval of the Share Issuance Proposal from the RBA shareholders, RBA will have the right to redeem between 50% and 100% of the Senior Preferred Shares at a redemption price of 102% of the Starboard Purchaser’s initial purchase price for the Senior Preferred Shares, plus accrued and unpaid dividends. Furthermore, Mr. Smith will not be appointed to the RBA Board and Starboard’s standstill restrictions will not become effective.

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Special Meeting. According to the RBA Merger Proxy Statement, (i) at the close of business on the Record Date, there were 110,887,811 RBA Common Shares outstanding held by 623 holders of record, (ii) each RBA Common Share is entitled to one vote, and (iii) RBA Common Shares are the only class of shares entitled to vote at the Special Meeting.

Shareholders who sell their RBA Common Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Special Meeting even if they sell such RBA Common Shares after the Record Date. A shareholder has the right to appoint a person or company (who does not have to be a shareholder or other person designated in the proxy cards or voting information form) to be their representative at the Special Meeting.

RBA shareholders of record as of the close of business on the Record Date may have their RBA common shares voted by submitting a proxy or by virtually attending and voting at the Special Meeting via the Special Meeting website, as described below. It is recommended that RBA shareholders entitled to vote submit a proxy prior to the Special Meeting even if they plan to virtually attend the Special Meeting.

RBA Common Shares represented by properly executed GREEN proxy cards will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted AGAINST the Share Issuance Proposal and AGAINST the Adjournment Proposal, and, in the discretion of the persons named as proxies, on all other matters as may properly come before the Special Meeting.

In order to be voted at the meeting, your GREEN proxy cards must be returned no later than 5:00 p.m., Pacific Time on March 9, 2023 or, in the event the meeting is adjourned or postponed, no later than three business days immediately preceding the day of such adjourned or postponed meeting.

These proxy-related materials will not be sent directly to non-objecting beneficial owners under NI 54-101.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

In order for business to be conducted at the Special Meeting, a quorum must be present. According to the RBA Merger Proxy Statement, a quorum requires the presence of at least two persons present in person, each being an RBA shareholder or duly appointed proxyholder of an RBA shareholder, together holding at least 33% of the total issued and outstanding RBA Common Shares entitled to vote at the Special Meeting. An RBA shareholder will be considered part of the quorum by submitting a properly executed form of proxy or vote by telephone or the internet. For purposes of determining whether there is a quorum, all RBA Common Shares that are present, including abstentions, will count towards the quorum.

Broker non-votes are shares held by a broker, bank or other nominee holder of record that are present in person or represented by proxy at the Special Meeting, but with respect to which the broker, bank or other nominee holder of record is not instructed by the beneficial owner of such shares on how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal. Because brokers, banks and other nominee holders of record do not have discretionary voting authority with respect to either of the proposals to be considered at the Special Meeting, if a beneficial owner of RBA Common Shares held in “street name” does not give voting instructions to the broker, bank or other nominee holder of record, then those shares will not be present in person or represented by proxy at the Special Meeting, and will therefore not count towards a quorum. As a result, Luxor does not expect there to be any broker non-votes in connection with either of the proposals to be considered at the Special Meeting.

VOTES REQUIRED FOR APPROVAL

Approval of the Share Issuance Proposal: According to the RBA Merger Proxy Statement, the affirmative vote of at least a majority of the votes cast by RBA shareholders entitled to vote thereon and present in person or represented by proxy at the Special Meeting is required to approve the Share Issuance Proposal, assuming a quorum is present. Any shares not present or represented by proxy (including due to the failure of an RBA shareholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at Special Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Share Issuance Proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Share Issuance Proposal will have no effect on the outcome of the Share Issuance Proposal, provided that a quorum is otherwise present.

Approval of the Adjournment Proposal: According to the RBA Merger Proxy Statement, the affirmative vote of a majority of the votes cast by RBA shareholders entitled to vote thereon and present or represented by proxy at the Special Meeting is required to approve the Adjournment Proposal, assuming a quorum is present. Any shares not present or represented by proxy (including due to the failure of an RBA shareholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at Special Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Adjournment Proposal. An abstention or other failure of any shares present or represented by proxy to vote on the Adjournment Proposal will have no effect on the outcome of the Adjournment Proposal, provided that a quorum is otherwise present.

ADJOURNMENTS

In the absence of a quorum, the Special Meeting may be adjourned by the affirmative vote of a majority of votes cast by RBA shareholders entitled to vote thereon and present in person or represented by proxy at the Special Meeting. According to the RBA Merger Proxy Statement, if a quorum is present, the Board can exercise its authority to adjourn the Special Meeting but only if the Adjournment Proposal is approved.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time before their shares are voted at the Special Meeting by (i) sending a written notice of revocation, (ii) properly submitting a new, later-dated proxy card (in which case only the later-dated proxy is counted and the earlier proxy is revoked), (iii) submitting a proxy via the internet, telephone or mail at a later date using the instructions on the enclosed GREEN proxy card (in which case only the later-dated proxy is counted and the earlier proxy is revoked), or (iv) attending the Special Meeting and voting virtually (although attendance at the Special Meeting will not in and of itself constitute a vote or revocation of a prior proxy). Beneficial owners of RBA common shares may change their voting instructions only by submitting new voting instructions to the brokers, banks or other nominees that hold their RBA common shares of record.

The delivery of a subsequently dated proxy, as set out above, which is properly completed will constitute a revocation of any earlier delivered proxy. The revocation may be delivered either to Luxor in care of Okapi Partners or Shorecrest Group at the addresses set forth on the back cover of this Proxy Statement or to the Company at Ritchie Bros. Auctioneers Incorporated, 9500 Glenlyon Parkway, Burnaby, BC V5J 0C6 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Luxor in care of Okapi Partners or Shorecrest Group at the addresses set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the requisite RBA shareholders on the Record Date. Additionally, Okapi Partners or Shorecrest Group may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies against the RBA Merger Proposals.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Luxor and the other Participants identified in Annex II of this Proxy Statement. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Luxor has engaged Okapi Partners and Shorecrest Group for solicitation and advisory services in connection with this solicitation, for which Okapi Partners and Shorecrest Group will receive a fee not to exceed $[●] in the aggregate, together with reimbursement for each of their reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Okapi Partners and Shorecrest Group will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Luxor has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the RBA Common Shares they hold of record. Luxor will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Okapi Partners and Shorecrest Group will employ approximately [●] persons and 4 persons, respectively, to solicit stockholders for the Special Meeting.

The entire expense of soliciting proxies is being borne by Luxor. Costs of this solicitation of proxies are currently estimated to be approximately $[●] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Luxor estimates that through the date hereof its expenses in connection with this solicitation are approximately $[●]. If successful, Luxor may seek reimbursement from the Company of all expenses it incurs in connection with this solicitation. Luxor does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

HOUSEHOLDING

The SEC has adopted rules that permit companies and intermediaries (such as brokers and banks) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders.

Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your bank or broker and direct your request to Investor Relations, Ritchie Bros. Auctioneers Incorporated, 9500 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 0C6. Shareholders who currently receive multiple copies of this Proxy Statement at their address and would like to request householding of their communications should contact their bank or broker.

Because Luxor has initiated a contested proxy solicitation, we understand that banks and brokers with account holders who are shareholders of the Company will not be householding our proxy materials.

FUTURE STOCKHOLDER PROPOSALS

According to the RBA Merger Proxy Statement, RBA will hold an annual meeting of shareholders in 2023 (the “RBA 2023 Annual Meeting”) regardless of whether the Mergers have been completed.

Any shareholder proposals intended to be presented at the RBA 2023 Annual Meeting and considered for inclusion in RBA’s proxy materials must have been received by RBA on or before November 15, 2022. Such proposals must have been submitted in writing to: Ritchie Bros. Auctioneers Incorporated, 9500 Glenlyon Parkway, Burnaby, British Columbia, V5J 0C6, Canada, Attn: Corporate Secretary, or by calling (778) 331-5500. Such proposals must also meet the other requirements and procedures prescribed by Rule 14a-8 under the Exchange Act relating to stockholder proposals.

RBA shareholders who do not wish to use the mechanism provided by the Exchange Act may submit proposals to be considered at the RBA 2023 Annual Meeting under the Canada Business Corporations Act (the “CBCA”). In order to make a proposal under the CBCA (other than in respect of the nomination of directors), a shareholder must be the registered holder or beneficial owner of, or have the support of persons who, in the aggregate, including or not including the shareholder, hold, at least 1% of the outstanding voting shares, or the fair market value of the shares held must be at least C$2,000 in Canadian dollars and such shares must have been held for at least six months. A shareholder proposal to nominate a director must be signed by one or more holders of shares representing in the aggregate not less than 5% of the shares entitled to vote at the meeting. Such shareholder proposals must have been received by RBA no later than December 15, 2022, in order to be included in the proxy materials for the RBA 2023 Annual Meeting. Such shareholder proposal must be accompanied by the name and address of the shareholder and of the shareholder’s supporters, if applicable, and the number of shares owned by the shareholder and the shareholder’s supporters, and the date such shares were acquired. Upon receipt of a proposal in compliance with the requirements of the CBCA, RBA will set out such proposal in the proxy statement distributed to shareholders prior to the RBA 2023 Annual Meeting.

Under RBA’s bylaws, nominees for director submitted by shareholders must have been received by RBA not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is called for a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the closing of business on the 10th day following such public announcement. Such proposals must also meet the requirements set forth in the RBA bylaws.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE SPECIAL MEETING

Q:	When and where is the Special Meeting?

A:	The Special Meeting will be held virtually via a live, audio-only webcast on Tuesday, March 14, 2023, beginning at 8:30 a.m., Pacific Time.

Q:	Who is entitled to vote at the Special Meeting?

A:	All holders of RBA Common Shares who held shares at the Record Date for the Special Meeting (the close of business on January 25, 2023) are entitled to receive notice of, and to vote at, the Special Meeting.

Q:	What am I being asked to vote on at the Special Meeting?

A:	You are being asked to vote on the following two proposals:

•	to approve the Share Issuance Proposal; and

•	to approve the Adjournment Proposal.

The approval of the Share Issuance Proposal by RBA shareholders is a condition to the obligations of IAA and RBA to complete the Merger. The approval of the Adjournment Proposal is not a condition to the obligations of IAA or RBA to complete the Merger.

Please see the sections entitled “Proposal 1: Share Issuance Proposal” and “Proposal 2 Adjournment Proposal” for more about each of these proposals.

Q:	How should I vote on the Share Issuance Proposal?

A:	We recommend that you vote “AGAINST” the Share Issuance Proposal on the enclosed GREEN proxy card.

Q:	How should I vote on the Adjournment Proposal?

A:	We recommend that you vote “AGAINST” the Adjournment Proposal on the enclosed GREEN proxy card.

Q:	What vote is required to approve the Share Issuance Proposal?

A.	According to the RBA Merger Proxy Statement, the affirmative vote of at least a majority of the votes cast by RBA shareholders entitled to vote thereon and present in person or represented by proxy at the Special Meeting is required to approve the Share Issuance Proposal, assuming a quorum is present. Any shares not present or represented by proxy (including due to the failure of an RBA shareholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at Special Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Share Issuance Proposal, provided that a quorum is otherwise present. Therefore it is critically important for every shareholder to vote all of their shares AGAINST both proposals. An abstention or other failure of any shares present or represented by proxy to vote on the Share Issuance Proposal will have no effect on the outcome of the Share Issuance Proposal, provided that a quorum is otherwise present. However, these failures to vote will make it more difficult to establish a quorum at the meeting.

Q:	What vote is required to approve the Adjournment Proposal:

A.	According to the RBA Merger Proxy Statement, the affirmative vote of a majority of the votes cast by RBA shareholders entitled to vote thereon and present or represented by proxy at the Special Meeting is required to approve the Adjournment Proposal, assuming a quorum is present. Any shares not present or represented by proxy (including due to the failure of an RBA shareholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at Special Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Adjournment Proposal. An abstention or other failure of any shares present or represented by proxy to vote on the Adjournment Proposal will have no effect on the outcome of the Adjournment Proposal, provided that a quorum is otherwise present.

Q:	How do I vote?

A.	If you are a shareholder of record as of the Record Date, you may vote your shares on matters presented at the Special Meeting in any of the following ways:

•	virtually at the Special Meeting—You may attend and cast your votes at the Special Meeting virtually; or

•	via the Internet or Telephone—You may cast your votes by the Internet or by toll-free telephone using the instructions on the enclosed GREEN proxy card; or

•	by mail—Mark, sign, date, and return the enclosed GREEN proxy card in the accompanying prepaid reply envelope.

If you are a beneficial owner of RBA Common Shares as of the Record Date, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Your bank, brokerage firm or other nominee may provide for Internet and telephone voting. Please consult with your bank, brokerage firm or other nominee to determine if these options are available. Please note that if you are a beneficial owner and wish to vote in person at the Special Meeting, you must have a legal proxy from your bank, brokerage firm or other nominee.

Q:	By when do I need to vote?

A:

In order to be voted at the meeting, your GREEN proxy cards must be returned no later than 5:00 p.m., Pacific Time on March 9, 2023 or, in the event the meeting is adjourned or postponed, no later than three business days immediately preceding the day of such adjourned or postponed meeting. Alternatively, you may vote on the day of the Special Meeting by virtually attending and casting your vote.

Q:	How important is my vote?

A:	Your vote “AGAINST” each of the Share Issuance Proposal and Adjournment Proposal is very important, and you are encouraged to submit a GREEN proxy card as soon as possible.

We urge you to demonstrate your opposition to the proposed Merger and to send a message to the Board that the proposed Merger is not in the best interests of the Company and the RBA shareholders by signing, dating and returning the enclosed GREEN proxy card as soon as possible.

Q:	What should I do if I receive a proxy card from the Company?

A:	You may receive proxy solicitation materials from RBA, including an RBA Merger Proxy Statement and a white proxy card. We are not responsible for the accuracy of any information contained in any proxy solicitation maaterials used by the Company or any other statements that it may otherwise make.

We recommend you discard any white proxy card or solicitation materials that may be sent to you by the Company. If you have already voted using the Company’s white proxy card, you have every right to change your vote by using the enclosed GREEN proxy card to vote via Internet or by telephone by following the instructions on the GREEN proxy card or by signing, dating and returning the enclosed GREEN proxy card in the postage-paid envelope provided. Only the latest-dated validly executed proxy that you submit will be counted. If you have any questions about giving your proxy to cast your vote or about our solicitation, or if you require assistance, please call Okapi Partners toll-free at + 1 (877) 629-6356 or Shorecrest Group at + 1 (888) 637-5789.

Q:	What happens if the Merger is not completed?

A:	If the Share Issuance Proposal is not approved by RBA shareholders or the Merger is not completed for any other reason, RBA will not acquire IAA, and IAA stockholders will not receive any payment for their IAA Common Shares in connection with the Merger. Instead, RBA and IAA will remain independent public companies. If the Merger is not consummated due to the failure to obtain approval of the Share Issuance Proposal from the RBA shareholders, then RBA will not be obligated to pay any termination fee, reimbursement of expenses or other payment to IAA, other than in certain limited circumstances where, among other things, a competing proposal to the Merger is publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least five business days prior to the Special Meeting. Luxor is not aware of the public announcement or public disclosure of any such competing proposals. Pursuant to the Merger Agreement Amendment, RBA agreed to modify the Initial Merger Agreement to provide that in the event the Merger is not consummated due to the failure to obtain approval of the Share Issuance Proposal from the RBA shareholders, RBA will be required to reimburse IAA for out-of-pocket expenses incurred by IAA in connection with the Merger Agreement and the Merger up to a maximum amount of $5 million. See “Consequences of Defeating the RBA Merger Proposals.”

Q:	How can I receive more information?

A:	If you have any questions about giving your proxy to cast your vote or about our solicitation, or if you require assistance, please call Okapi Partners toll-free at + 1 (877) 629-6356 or Shorecrest Group at + 1 (888) 637-5789.

Q:	Where can I find additional information concerning RBA, IAA and the proposed Merger?

A:	Pursuant to Rule 14a-5(c) promulgated under the Exchange Act and applicable Canadian securities laws, we have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the RBA Merger Proxy Statement in connection with the Special Meeting, including:

•	a summary term sheet of the Merger;

•	the terms of the Merger Agreement and the Merger and related transactions;

•	any reports, opinions and/or appraisals received by RBA in connection with the Merger;

•	past contacts, transactions and negotiations by and among the parties to the Merger and their respective affiliates and advisors;

•	U.S. federal, Canadian and state regulatory requirements that must be complied with and approvals that must be obtained in connection with the Merger;

•	Security ownership of certain beneficial owners and management of the Company, including 5% owners;

•	the trading prices of RBA Common Shares over time;

•	the compensation paid and payable to RBA’s and IAA’s directors and executive officers; and

•	appraisal rights and dissenters' rights.

We take no responsibility for the accuracy or completeness of information contained in the RBA Merger Proxy Statement. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

Q:	What do I need to do now?

A:	Even if you plan to attend the Special Meeting virtually, after carefully reading and considering the information contained in this Proxy Statement, please submit your GREEN proxy card promptly to ensure that your shares are represented at the Special Meeting. If you hold your RBA shares in your own name as the shareholder of record, please submit your proxy for your RBA shares by completing, signing, dating and returning the enclosed GREEN proxy card in the accompanying prepaid reply envelope. If you decide to attend and vote your shares virtually at the Special Meeting, your vote by ballot at the Special Meeting will revoke any proxy previously submitted. If you are a beneficial owner of RBA shares, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you.

AUDITOR

The auditor of RBA is Ernst & Young LLP.

INFORMATION CONTAINED IN THIS PROXY STATEMENT

Unless otherwise noted, the information concerning RBA contained in this Proxy Statement has been taken from or is based upon publicly available documents or records on file with the SEC, Canadian securities regulatory authorities and other public sources. Although Luxor has no knowledge that would indicate that any statements contained herein taken from or based upon such documents and records or other public sources are untrue or incomplete, Luxor does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records and public sources, or for any failure by RBA to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Luxor.

A copy of this Proxy Statement, including the accompanying letter to RBA shareholders, may be obtained, on request, without charge from Okapi Partners toll-free at + 1 (877) 629-6356 or by email at info@okapipartners.com, or from Shorecrest Group at + 1 (888) 637-5789 or by email at contact@shorecrestgroup.com, or may be obtained at www.sec.gov and www.sedar.com.

ADDITIONAL INFORMATION

RBA files annual, quarterly and current reports, proxy statements and other information with the SEC and applicable Canadian securities regulatory authorities. The SEC and SEDAR maintain websites that contain reports, proxy and information statements and other information regarding issuers that file electronically with the SEC and SEDAR, including RBA, which you can access at www.sec.gov and www.sedar.com. In addition, you may obtain free copies of the documents RBA files, including financial statements and management discussion and analysis, by going to RBA’s website at http://investor.ritchiebros.com. Financial information regarding RBA is provided in RBA’s comparative annual financial statements and management discussion and analysis for its most recently completed financial year.

WE URGE YOU TO CAREFULLY CONSIDER THE INFORMATION CONTAINED IN THIS PROXY STATEMENT AND THEN SUPPORT OUR EFFORTS BY SIGNING, DATING, AND RETURNING THE ENCLOSED GREEN PROXY CARD TODAY TO VOTE AGAINST THE RBA MERGER PROPOSALS.

ANNEX I: APPROVAL

Information contained herein, unless otherwise indicated, is given as of the date hereof. The contents and sending of this Proxy Statement have been approved by Luxor Capital Group, LP, and Norris Nissim has been authorized to sign this certificate on behalf of Luxor Capital Group, LP.

Date:

LUXOR CAPITAL GROUP, LP

/s/ Norris Nissim

Name: Norris Nissim

Title: General Counsel

I-1

ANNEX II: INFORMATION ON THE PARTICIPANTS

This proxy solicitation is being made by Luxor Capital Group, LP (“Luxor”), LCG Holdings, LLC (“LCG Holdings”), Lugard Road Capital GP, LLC (“Lugard GP”), Luxor Capital Partners Offshore Master Fund, LP (“Luxor Offshore Master Fund”), Luxor Capital Partners Long Offshore Master Fund, LP (“Luxor Long Offshore Master Fund”), Luxor Capital Partners, LP (“Luxor Partners”), Lugard Road Capital Master Fund, LP (“Lugard Road Master Fund”, and together with Luxor Offshore Master Fund, Luxor Long Offshore Master Fund, and Luxor Partners, the “Funds”), Luxor Management, LLC (“Luxor Management”), Christian Leone, and Jonathan Green (together, the “Participants”).

As of the close of business on February 3, 2023, Luxor Long Offshore Master Fund held 11,584 RBA Common Shares, Luxor Partners held 841,194 RBA Common Shares, Lugard Road Master Fund held 3,315,244 RBA Common Shares, and Luxor Offshore Master Fund held 541,766 RBA Common Shares. LCG Holdings is the general partner of Luxor Offshore Master Fund, Luxor Long Offshore Master Fund, and Luxor Partners, and may be deemed to beneficially own 1,394,544 RBA Common Shares. Lugard Road GP is the general partner of Lugard Road Master Fund, and may be deemed to beneficially own 3,315,244 RBA Common Shares. Luxor is the investment manager of each of the Funds, and Luxor Management is the general partner of Luxor, and each may be deemed to beneficially own the aggregate of 4,709,788 RBA Common Shares held by the Funds as of the close of business on February 3, 2023. Mr. Leone is the managing member of each of Luxor Management and LCG Holdings and a managing member of Lugard GP and may be deemed to beneficially own 4,709,788 RBA Common Shares. Mr. Green is a managing member of Lugard GP, and may be deemed to beneficially own 3,315,244 RBA Common Shares.

The business address of each of Luxor, LCG Holdings, Lugard GP, Luxor Partners, Luxor Management, Mr. Leone and Mr. Green is 1114 Avenue of the Americas, 28th Floor, New York, NY 10036. The business address of each of the Luxor Offshore Master Fund, the Luxor Long Offshore Master Fund, and the Lugard Road Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

On December 9, 2022, Luxor entered into a Trade Advisory Agreement (the “Trade Advisory Agreement”) with Fir Tree Capital Management LP and certain of its affiliates (together, “Fir Tree”). Pursuant to the Trade Advisory Agreement, Luxor may provide research with respect to certain investments made by Fir Tree, including RBA, and Luxor will be entitled to a trade incentive fee with respect to certain profits realized by Fir Tree with respect to such investments. Luxor does not have any voting or dispositive authority with respect to any investments of Fir Tree pursuant to the Trade Advisory Agreement.

The principal business of Luxor is providing investment management services. The principal business of Luxor Management is serving as the general partner of Luxor. The principal business of each of the Funds is that of a private investment fund engaged in the purchase and sale of securities for its own account. The principal business of Lugard GP is serving as the general partner of certain funds. The principal business of LCG Holdings is serving as the general partner of certain funds. Mr. Leone’s principal occupation is serving as the managing member of each of Luxor and LCG Holdings and as a managing member of Lugard GP. Mr. Green’s principal occupation is serving as a managing member of Lugard GP and an employee of Luxor.

II-1

Except as set forth in this Proxy Statement (including this Annex II), (i) during the past ten years, none of the Participants have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) none of the Participants directly or indirectly beneficially own any securities of the Company; (iii) none of the Participants own any securities of the Company which are owned of record but not beneficially; (iv) none of the Participants have purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any of the Participants is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) none of the Participants are, or within the past year were, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies; (vii) no associate of any of the Participants owns beneficially, directly or indirectly, any securities of the Company; (viii) none of the Participants own beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) none of the Participants or any of their associates were a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) none of the Participants or any of their associates have any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement. There are no material proceedings to which any of the Participants or any of their associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

II-2

Transactions by the Participants with Respect to the Company’s Securities

Luxor Capital Partners Long Offshore Master Fund, LP

Transaction	Amount of Securities	Date of Transaction
Purchase of RBA Common Shares	8	03/26/2021
Purchase of RBA Common Shares	4	03/26/2021
Purchase of RBA Common Shares	12	03/29/2021
Purchase of RBA Common Shares	33	03/29/2021
Purchase of RBA Common Shares	11	03/30/2021
Purchase of RBA Common Shares	24	03/30/2021
Purchase of RBA Common Shares	27	03/31/2021
Purchase of RBA Common Shares	3	04/01/2021
Purchase of RBA Common Shares	151	04/05/2021
Purchase of RBA Common Shares	20	04/06/2021
Purchase of RBA Common Shares	10	04/06/2021
Purchase of RBA Common Shares	47	04/06/2021
Purchase of RBA Common Shares	64	04/07/2021
Purchase of RBA Common Shares	21	04/08/2021
Purchase of RBA Common Shares	41	04/08/2021
Purchase of RBA Common Shares	1	04/09/2021
Purchase of RBA Common Shares	3	04/12/2021
Purchase of RBA Common Shares	2,368	05/01/2021
Purchase of RBA Common Shares	6	05/24/2021
Sale of RBA Common Shares	(159)	06/02/2021
Sale of RBA Common Shares	(62)	06/04/2021
Sale of RBA Common Shares	(18)	06/07/2021
Sale of RBA Common Shares	(17)	06/07/2021
Sale of RBA Common Shares	(8)	06/07/2021
Sale of RBA Common Shares	(53)	06/08/2021
Sale of RBA Common Shares	(176)	06/08/2021
Purchase of RBA Common Shares	40	11/29/2021
Purchase of RBA Common Shares	44	11/30/2021
Purchase of RBA Common Shares	522	11/30/2021
Sale of RBA Common Shares	(89)	12/6/2021
Sale of RBA Common Shares	(52)	12/08/2021
Sale of RBA Common Shares	(32)	12/09/2021
Sale of RBA Common Shares	(187)	12/10/2021
Sale of RBA Common Shares	(64)	12/10/2021
Sale of RBA Common Shares	(66)	12/14/2021
Sale of RBA Common Shares	(2,477)	02/09/2022
Purchase of RBA Common Shares	260	11/08/2022
Purchase of RBA Common Shares	10	11/08/2022
Purchase of RBA Common Shares	43	11/08/2022
Purchase of RBA Common Shares	2	11/09/2022
Purchase of RBA Common Shares	888	11/09/2022
Purchase of RBA Common Shares	1,160	11/09/2022
Purchase of RBA Common Shares	6	11/09/2022
Purchase of RBA Common Shares	59	11/09/2022
Purchase of RBA Common Shares	396	11/09/2022
Purchase of RBA Common Shares	348	11/10/2022
Purchase of RBA Common Shares	19	11/10/2022
Purchase of RBA Common Shares	165	11/10/2022
Purchase of RBA Common Shares	136	11/11/2022
Purchase of RBA Common Shares	7	11/14/2022
Purchase of RBA Common Shares	15	11/14/2022
Purchase of RBA Common Shares	687	11/14/2022
Purchase of RBA Common Shares	44	11/14/2022
Purchase of RBA Common Shares	113	11/14/2022
Purchase of RBA Common Shares	84	11/14/2022
Purchase of RBA Common Shares	184	11/14/2022
Purchase of RBA Common Shares	564	11/15/2022
Purchase of RBA Common Shares	86	11/15/2022
Purchase of RBA Common Shares	192	11/16/2022
Purchase of RBA Common Shares	719	11/22/2022
Purchase of RBA Common Shares	1,018	01/25/2023
Purchase of RBA Common Shares	4,379	01/25/2023

II-3

Luxor Capital Partners, LP

Transaction	Amount of Securities	Date of Transaction
Sale of RBA Common Shares	(49)	01/06/2021
Sale of RBA Common Shares	(414)	01/06/2021
Sale of RBA Common Shares	(305)	01/06/2021
Sale of RBA Common Shares	(79)	01/07/2021
Sale of RBA Common Shares	(232)	01/07/2021
Sale of RBA Common Shares	(716)	01/08/2021
Sale of RBA Common Shares	(279)	01/08/2021
Sale of RBA Common Shares	(177)	01/11/2021
Sale of RBA Common Shares	(31)	01/11/2021
Sale of RBA Common Shares	(73)	01/13/2021
Sale of RBA Common Shares	(75)	01/13/2021
Sale of RBA Common Shares	(523)	01/13/2021
Sale of RBA Common Shares	(33)	01/13/2021
Sale of RBA Common Shares	(178)	01/14/2021
Sale of RBA Common Shares	(206)	01/14/2021
Sale of RBA Common Shares	(305)	01/14/2021
Sale of RBA Common Shares	(69)	01/15/2021
Sale of RBA Common Shares	(677)	01/15/2021
Sale of RBA Common Shares	(339)	01/15/2021
Sale of RBA Common Shares	(486)	01/27/2021
Sale of RBA Common Shares	(33,727)	02/02/2021
Purchase of December 17, 2021 Call Options OTC ($55.00 Strike Price)	41	03/05/2021
Short Sale of December 17, 2021 Call Options OTC ($70.00 Strike Price)	(41)	03/05/2021
Short Sale of December 17, 2021 Put Option OTC ($45.00 Strike Price)	(41)	03/05/2021
Purchase of RBA Common Shares	53	03/09/2021
Purchase of RBA Common Shares	411	03/10/2021
Purchase of RBA Common Shares	61	03/10/2021
Purchase of RBA Common Shares	340	03/10/2021
Purchase of RBA Common Shares	143	03/10/2021
Purchase of December 17, 2021 Call Options OTC ($60.00 Strike Price)	40	03/10/2021
Short Sale of December 17, 2021 Put Options OTC ($45.00 Strike Price)	(40)	03/10/2021
Short Sale of December 17, 2021 Call Options OTC ($75.00 Strike Price)	(40)	03/10/2021
Purchase of December 17, 2021 Call Options OTC ($60.00 Strike Price)	40	03/11/2021
Short Sale of December 17, 2021 Call Options OTC ($75.00 Strike Price)	(40)	03/11/2021
Purchase of RBA Common Shares	53	03/11/2021
Purchase of RBA Common Shares	167	03/11/2021
Purchase of RBA Common Shares	36	03/11/2021
Short Sale of December 17, 2021 Put Options OTC ($45.00 Strike Price)	(40)	03/11/2021
Short Sale of December 17, 2021 Put Options OTC ($45.00 Strike Price)	(40)	03/12/2021
Purchase of RBA Common Shares	496	03/12/2021

II-4

Purchase of December 17, 2021 Call Options OTC ($60.00 Strike Price)	40	03/12/2021
Short Sale of December 17, 2021 Call Options OTC ($75.00 Strike Price)	(40)	03/12/2021
Purchase of RBA Common Shares	256	03/15/2021
Sale of RBA Common Shares	(68)	03/15/2021
Sale of RBA Common Shares	(693)	03/15/2021
Sale of RBA Common Shares	(361)	03/15/2021
Sale of RBA Common Shares	(336)	03/16/2021
Sale of RBA Common Shares	(236)	03/16/2021
Sale of RBA Common Shares	(597)	03/22/2021
Purchase of RBA Common Shares	4,106	03/26/2021
Purchase of RBA Common Shares	2,378	03/26/2021
Purchase of RBA Common Shares	6,293	03/29/2021
Purchase of RBA Common Shares	17,804	03/29/2021
Purchase of RBA Common Shares	4,995	03/30/2021
Purchase of RBA Common Shares	11,575	03/30/2021
Purchase of RBA Common Shares	12,900	03/31/2021
Purchase of RBA Common Shares	1,335	04/01/2021
Purchase of RBA Common Shares	72,494	04/05/2021
Purchase of RBA Common Shares	7,569	04/06/2021
Purchase of RBA Common Shares	3,785	04/06/2021
Purchase of RBA Common Shares	17,460	04/06/2021
Purchase of RBA Common Shares	33,427	04/07/2021
Purchase of RBA Common Shares	10,771	04/08/2021
Purchase of RBA Common Shares	21,334	04/08/2021
Purchase of RBA Common Shares	535	04/09/2021
Purchase of RBA Common Shares	1,641	04/12/2021
Purchase of RBA Common Shares	74	04/13/2021
Purchase of RBA Common Shares	574	04/13/2021
Purchase of RBA Common Shares	473	04/13/2021
Purchase of September 17, 2021 Call Options OTC ($70.00 Strike Price)	56	04/15/2021
Short Sale of September 17, 2021 Call Options OTC ($80.00 Strike Price)	(56)	04/15/2021
Sale of RBA Common Shares	(59)	05/03/2021
Sale of RBA Common Shares	(63)	05/03/2021
Sale of RBA Common Shares	(378)	05/03/2021
Sale of RBA Common Shares	(37)	05/04/2021
Sale of RBA Common Shares	(49)	05/04/2021
Sale of RBA Common Shares	(108)	05/04/2021
Sale of RBA Common Shares	(449)	05/04/2021
Sale of RBA Common Shares	(302)	05/05/2021
Sale of RBA Common Shares	(27)	05/05/2021
Sale of RBA Common Shares	(32)	05/05/2021
Sale of RBA Common Shares	(492)	05/05/2021
Sale of RBA Common Shares	(258)	05/05/2021
Sale of RBA Common Shares	(190)	05/05/2021
Sale of RBA Common Shares	(50)	05/05/2021
Purchase of December 17, 2021 Call Options OTC ($70.00 Strike Price	40	05/05/2021
Short Sale of December 17, 2021 Call Options OTC ($85.00 Strike Price)	(40)	05/05/2021
Buy to Cover December 17, 2021 Call Options OTC ($70.00 Strike Price)	41	05/05/2021
Sale of December 17, 2021 Call Options OTC ($55.00 Strike Price)	(41)	05/05/2021
Sale of RBA Common Shares	(472)	05/06/2021
Sale of RBA Common Shares	(906)	05/06/2021
Purchase of RBA Common Shares	97	05/14/2021

II-5

Purchase of RBA Common Shares	4	05/14/2021
Purchase of RBA Common Shares	342	05/17/2021
Purchase of RBA Common Shares	525	05/24/2021
Sale of RBA Common Shares	(300)	05/25/2021
Sale of RBA Common Shares	(645)	05/25/2021
Sale of RBA Common Shares	(112)	05/25/2021
Sale of RBA Common Shares	(276)	05/26/2021
Sale of RBA Common Shares	(1,899)	05/26/2021
Sale of RBA Common Shares	(239)	05/26/2021
Sale of RBA Common Shares	(468)	05/27/2021
Sale of RBA Common Shares	(192)	05/28/2021
Sale of RBA Common Shares	(491)	06/01/2021
Sale of RBA Common Shares	(14,073)	06/02/2021
Sale of RBA Common Shares	(5,452)	06/04/2021
Sale of RBA Common Shares	(1,572)	06/07/2021
Sale of RBA Common Shares	(1,498)	06/07/2021
Sale of RBA Common Shares	(745)	06/07/2021
Sale of RBA Common Shares	(4,643)	06/08/2021
Sale of RBA Common Shares	(15,582)	06/08/2021
Sale of RBA Common Shares	(206)	06/10/2021
Sale of RBA Common Shares	(371)	06/10/2021
Purchase of RBA Common Shares	3,215	06/11/2021
Sale of RBA Common Shares	(180)	06/11/2021
Sale of RBA Common Shares	(40)	06/11/2021
Sale of RBA Common Shares	(938)	06/11/2021
Sale of RBA Common Shares	(1,967)	06/11/2021
Buy to Cover December 17, 2021 Call Options OTC ($85.00 Strike Price)	40	06/11/2021
Buy to Cover December 17, 2021 Call Options OTC ($75.00 Strike Price)	40	06/11/2021
Sale of December 17, 2021 Call Options OTC ($60.00 Strike Price)	(40)	06/11/2021
Sale of December 17, 2021 Call Options OTC ($70.00 Strike Price)	(40)	06/11/2021
Buy to Cover December 17, 2021 Put Options OTC ($45.00 Strike Price)	81	06/11/2021
Purchase of RBA Common Shares	3,999	06/14/2021
Sale of RBA Common Shares	(770)	06/14/2021
Sale of RBA Common Shares	(649)	06/14/2021
Sale of RBA Common Shares	(333)	06/14/2021
Sale of December 17, 2021 Call Options OTC ($60.00 Strike Price)	(80)	06/14/2021
Buy to Cover of December 17, 2021 Call Options OTC ($75.00 Strike Price)	80	06/14/2021
Buy to Cover December 17, 2021 Put Options OTC ($45.00 Strike Price)	80	06/14/2022
Sale of RBA Common Shares	(806)	06/15/2021
Sale of RBA Common Shares	(331)	06/15/2021
Sale of RBA Common Shares	(34)	06/16/2021
Sale of RBA Common Shares	(1,226)	06/16/2021
Sale of RBA Common Shares	(71)	06/16/2021
Purchase of September 16, 2022 Call Options ($65.00 Strike Price)	18	06/24/2022
Short Sale of September 16, 2022 Call Options ($70.00 Strike Price)	(18)	06/24/2022
Sale of RBA Common Shares	(7,116)	07/27/2021
Sale of RBA Common Shares	(13,697)	07/27/2021
Sale of RBA Common Shares	(27,700)	07/28/2021
Sale of RBA Common Shares	(1,472)	07/29/2021
Sale of RBA Common Shares	(10,822)	07/30/2021

II-6

Sale of RBA Common Shares	(3,290)	07/30/2021
Sale of RBA Common Shares	(5,250)	07/30/2021
Sale of RBA Common Shares	(1,288)	08/02/2021
Sale of RBA Common Shares	(10,826)	08/03/2021
Sale of RBA Common Shares	(13,303)	08/03/2021
Sale of RBA Common Shares	(8,704)	08/03/2021
Sale of RBA Common Shares	(6,047)	08/04/2021
Sale of RBA Common Shares	(10,823)	08/05/2021
Sale of RBA Common Shares	(3,724)	08/05/2021
Sale of RBA Common Shares	(19,861)	08/05/2021
Sale of RBA Common Shares	(22,903)	08/06/2021
Sale of RBA Common Shares	(130)	08/09/2021
Sale of RBA Common Shares	(19,634)	08/10/2021
Sale of RBA Common Shares	(109)	08/13/2021
Sale of RBA Common Shares	(105)	08/19/2021
Sale of RBA Common Shares	(449)	08/19/2021
Sale of RBA Common Shares	(592)	08/23/2021
Sale of RBA Common Shares	(31)	08/23/2021
Purchase of RBA Common Shares	157	11/05/2021
Purchase of RBA Common Shares	603	11/05/2021
Purchase of RBA Common Shares	58	11/05/2021
Purchase of RBA Common Shares	673	11/05/2021
Sale of RBA Common Shares	(69)	11/26/2021
Purchase of RBA Common Shares	2,982	11/29/2021
Sale of RBA Common Shares	(188)	11/29/2021
Sale of RBA Common Shares	(39)	11/29/2021
Sale of RBA Common Shares	(316)	11/29/2021
Purchase of RBA Common Shares	3,262	11/30/2021
Purchase of RBA Common Shares	38,471	11/30/2021
Sale of RBA Common Shares	(162)	11/30/2021
Sale of RBA Common Shares	(81)	11/30/2021
Sale of RBA Common Shares	(56)	11/30/2021
Sale of RBA Common Shares	(99)	11/30/2021
Sale of RBA Common Shares	(6,647)	12/06/2021
Sale of RBA Common Shares	(3,781)	12/08/2021
Purchase of December 2031 4.75% Bonds	135,000	12/08/2021
Sale of December 2031 4.75% Bonds	(135,000)	12/08/2021
Sale of RBA Common Shares	(2,295)	12/09/2021
Purchase of Bullet Swaps	388	12/09/2021
Sale of RBA Common Shares	(13,659)	12/10/2021
Sale of RBA Common Shares	(4,636)	12/10/2021
Purchase of Bullet Swaps	388	12/12/2021
Purchase of Bullet Swaps	582	12/13/2021
Purchase of Bullet Swaps	264	12/14/2021
Sale of RBA Common Shares	(4,775)	12/14/2021
Sale of RBA Common Shares	(350)	12/17/2021
Sale of RBA Common Shares	(196)	12/17/2021
Sale of RBA Common Shares	(76)	12/17/2021
Sale of RBA Common Shares	(167)	12/20/2021
Sale of RBA Common Shares	(103)	12/20/2021
Sale of RBA Common Shares	(299)	12/21/2021
Sale of RBA Common Shares	(91)	12/22/2021
Sale of Bullet Swaps	(1,622)	12/23/2021
Sale of RBA Common Shares	(131)	01/05/2022
Sale of RBA Common Shares	(322)	01/05/2022
Sale of RBA Common Shares	(67)	01/05/2022
Sale of RBA Common Shares	(2,253)	01/05/2022
Sale of RBA Common Shares	(15)	01/05/2022

II-7

Sale of RBA Common Shares	(439)	01/06/2022
Sale of RBA Common Shares	(38)	01/06/2022
Sale of RBA Common Shares	(75)	01/06/2022
Sale of RBA Common Shares	(157)	01/07/2022
Sale of RBA Common Shares	(402)	01/10/2022
Sale of RBA Common Shares	(99)	01/10/2022
Sale of RBA Common Shares	(22)	01/11/2022
Sale of RBA Common Shares	(130)	01/11/2022
Sale of RBA Common Shares	(488)	01/12/2022
Sale of RBA Common Shares	(75)	01/12/2022
Sale of RBA Common Shares	(360)	01/12/2022
Sale of RBA Common Shares	(84)	01/12/2022
Sale of RBA Common Shares	(123)	01/13/2022
Sale of RBA Common Shares	(195)	01/13/2022
Sale of RBA Common Shares	(116)	01/13/2022
Sale of RBA Common Shares	(34)	01/18/2022
Sale of RBA Common Shares	(438)	01/18/2022
Sale of RBA Common Shares	(522)	01/21/2022
Sale of RBA Common Shares	(176)	01/24/2022
Sale of RBA Common Shares	(401)	01/24/2022
Sale of RBA Common Shares	(864)	01/25/2022
Sale of RBA Common Shares	(753)	01/25/2022
Sale of RBA Common Shares	(3,161)	01/26/2022
Sale of RBA Common Shares	(662)	01/26/2022
Sale of RBA Common Shares	(778)	01/27/2022
Sale of RBA Common Shares	(1,528)	02/14/2022
Sale of RBA Common Shares	(1,683)	02/15/2022
Sale of RBA Common Shares	(78)	02/15/2022
Sale of RBA Common Shares	(139)	02/16/2022
Sale of RBA Common Shares	(1,066)	02/16/2022
Sale of RBA Common Shares	(210)	02/17/2022
Sale of RBA Common Shares	(296)	02/17/2022
Sale of RBA Common Shares	(494)	02/17/2022
Sale of RBA Common Shares	(1,903)	02/18/2022
Purchase of RBA Common Shares	87	05/04/2022
Purchase of RBA Common Shares	1,195	05/04/2022
Purchase of RBA Common Shares	1,093	05/04/2022
Purchase of RBA Common Shares	13	05/06/2022
Purchase of RBA Common Shares	154	05/10/2022
Purchase of RBA Common Shares	17	05/10/2022
Purchase of RBA Common Shares	121	05/11/2022
Purchase of RBA Common Shares	173	05/11/2022
Purchase of RBA Common Shares	63	05/12/2022
Purchase of RBA Common Shares	241	05/12/2022
Purchase of RBA Common Shares	115	05/13/2022
Purchase of RBA Common Shares	56	05/13/2022
Purchase of RBA Common Shares	1,315	05/13/2022
Purchase of RBA Common Shares	67	05/25/2022
Purchase of RBA Common Shares	227	05/25/2022
Purchase of RBA Common Shares	286	05/27/2022
Purchase of RBA Common Shares	214	05/31/2022
Purchase of RBA Common Shares	133	05/31/2022
Purchase of RBA Common Shares	128	06/01/2022
Purchase of RBA Common Shares	113	06/01/2022
Purchase of RBA Common Shares	77	06/02/2022
Purchase of RBA Common Shares	117	06/02/2022
Purchase of RBA Common Shares	234	06/02/2022
Purchase of RBA Common Shares	2	06/03/2022
Purchase of RBA Common Shares	44	06/03/2022

II-8

Purchase of RBA Common Shares	135	06/03/2022
Purchase of RBA Common Shares	217	06/06/2022
Purchase of RBA Common Shares	102	06/07/2022
Purchase of RBA Common Shares	164	06/07/2022
Purchase of RBA Common Shares	851	06/15/2022
Purchase of RBA Common Shares	145	06/23/2022
Purchase of RBA Common Shares	293	06/23/2022
Purchase of RBA Common Shares	5	06/24/2022
Purchase of RBA Common Shares	300	06/24/2022
Purchase of RBA Common Shares	14	06/24/2022
Purchase of RBA Common Shares	294	06/24/2022
Purchase of RBA Common Shares	135	06/27/2022
Purchase of RBA Common Shares	73	06/27/2022
Purchase of RBA Common Shares	208	06/27/2022
Purchase of RBA Common Shares	393	06/27/2022
Purchase of RBA Common Shares	15	06/28/2022
Purchase of RBA Common Shares	89	06/28/2022
Purchase of RBA Common Shares	308	06/28/2022
Purchase of RBA Common Shares	37	06/29/2022
Purchase of RBA Common Shares	112	06/29/2022
Purchase of RBA Common Shares	124	06/29/2022
Purchase of RBA Common Shares	86	07/01/2022
Purchase of RBA Common Shares	120	07/01/2022
Purchase of RBA Common Shares	66	07/01/2022
Purchase of RBA Common Shares	308	07/05/2022
Purchase of RBA Common Shares	13	07/19/2022
Purchase of RBA Common Shares	494	07/19/2022
Purchase of RBA Common Shares	114	07/19/2022
Purchase of RBA Common Shares	73	07/20/2022
Purchase of RBA Common Shares	199	07/20/2022
Purchase of RBA Common Shares	154	07/20/2022
Purchase of RBA Common Shares	686	07/21/2022
Purchase of RBA Common Shares	144	07/27/2022
Purchase of RBA Common Shares	218	07/28/2022
Purchase of RBA Common Shares	410	07/28/2022
Purchase of RBA Common Shares	239	07/29/2022
Purchase of RBA Common Shares	232	07/29/2022
Purchase of RBA Common Shares	245	08/01/2022
Purchase of RBA Common Shares	49	08/01/2022
Purchase of RBA Common Shares	211	08/03/2022
Purchase of RBA Common Shares	259	08/03/2022
Purchase of RBA Common Shares	30	08/03/2022
Sale of RBA Common Shares	(7)	08/23/2022
Sale of RBA Common Shares	(70)	08/24/2022
Sale of RBA Common Shares	(55)	08/24/2022
Sale of RBA Common Shares	(109)	08/24/2022
Sale of RBA Common Shares	(38)	08/25/2022
Sale of RBA Common Shares	(24)	08/25/2022
Sale of RBA Common Shares	(166)	09/19/2022
Sale of RBA Common Shares	(53)	09/19/2022
Sale of RBA Common Shares	(69)	09/20/2022
Sale of RBA Common Shares	(1)	09/20/2022
Sale of RBA Common Shares	(72)	10/21/2022
Sale of RBA Common Shares	(149)	10/21/2022
Sale of RBA Common Shares	(32)	10/24/2022
Sale of RBA Common Shares	(307)	11/02/2022
Sale of RBA Common Shares	(85)	11/03/2022
Sale of RBA Common Shares	(55)	11/07/2022
Sale of RBA Common Shares	(423)	11/07/2022

II-9

Purchase of RBA Common Shares	20,351	11/08/2022
Purchase of RBA Common Shares	792	11/08/2022
Purchase of RBA Common Shares	3,365	11/08/2022
Purchase of RBA Common Shares	180	11/09/2022
Purchase of RBA Common Shares	69,404	11/09/2022
Purchase of RBA Common Shares	83,518	11/09/2022
Purchase of RBA Common Shares	426	11/09/2022
Purchase of RBA Common Shares	4,276	11/09/2022
Purchase of RBA Common Shares	28,498	11/09/2022
Purchase of RBA Common Shares	26,806	11/10/2022
Purchase of RBA Common Shares	1,466	11/10/2022
Purchase of RBA Common Shares	12,654	11/10/2022
Purchase of RBA Common Shares	8,624	11/11/2022
Purchase of RBA Common Shares	424	11/14/2022
Purchase of RBA Common Shares	934	11/14/2022
Purchase of RBA Common Shares	53,267	11/14/2022
Purchase of RBA Common Shares	2,836	11/14/2022
Purchase of RBA Common Shares	7,183	11/14/2022
Purchase of RBA Common Shares	5,365	11/14/2022
Purchase of RBA Common Shares	14,265	11/14/2022
Purchase of RBA Common Shares	44,315	11/15/2022
Purchase of RBA Common Shares	6,780	11/15/2022
Purchase of RBA Common Shares	12,926	11/16/2022
Purchase of RBA Common Shares	56,080	11/22/2022
Purchase of RBA Common Shares	59	12/08/2022
Purchase of RBA Common Shares	42	12/08/2022
Purchase of RBA Common Shares	389	12/08/2022
Purchase of RBA Common Shares	63	12/08/2022
Purchase of RBA Common Shares	38	12/09/2022
Purchase of RBA Common Shares	74	12/09/2022
Purchase of RBA Common Shares	750	12/09/2022
Purchase of RBA Common Shares	922	12/15/2022
Purchase of RBA Common Shares	11,374	12/15/2022
Purchase of RBA Common Shares	1,622	12/23/2022
Purchase of RBA Common Shares	97,304	01/23/2023
Sale of RBA Common Shares	(4,939)	01/23/2023
Sale of RBA Common Shares	(53,992)	01/23/2023
Sale of RBA Common Shares	(109,088)	01/23/2023
Sale of RBA Common Shares	(113)	01/23/2023
Purchase of RBA Common Shares	78,711	01/25/2023
Purchase of RBA Common Shares	338,509	01/25/2023

Lugard Road Capital Master Fund, LP

Transaction	Amount of Securities	Date of Transaction
Sale of RBA Common Shares	(7,709)	01/06/2021
Sale of RBA Common Shares	(64,435)	01/06/2021
Sale of RBA Common Shares	(47,388)	01/06/2021
Sale of RBA Common Shares	(9,854)	01/07/2021
Sale of RBA Common Shares	(28,930)	01/07/2021
Sale of RBA Common Shares	(82,628)	01/08/2021
Sale of RBA Common Shares	(32,185)	01/08/2021
Sale of RBA Common Shares	(22,663)	01/11/2021
Sale of RBA Common Shares	(3,992)	01/11/2021
Sale of RBA Common Shares	(9,665)	01/13/2021
Sale of RBA Common Shares	(9,862)	01/13/2021
Sale of RBA Common Shares	(69,033)	01/13/2021
Sale of RBA Common Shares	(4,368)	01/13/2021
Sale of RBA Common Shares	(23,471)	01/14/2021
Sale of RBA Common Shares	(27,219)	01/14/2021
Sale of RBA Common Shares	(40,208)	01/14/2021
Sale of RBA Common Shares	(8,773)	01/15/2021
Sale of RBA Common Shares	(85,452)	01/15/2021
Sale of RBA Common Shares	(42,775)	01/15/2021
Sale of RBA Common Shares	(68,100)	01/27/2021

II-10

Short Sale of December 17, 2021 Put Options OTC ($45.00 Strike Price)	(4,925)	03/05/2021
Short Sale of December 17, 2021 Call Options OTC ($70.00 Strike Price)	(4,925)	03/05/2021
Purchase of Call December 17,2021 Options OTC ($55.00 Strike Price)	4,925	03/05/2021
Purchase of RBA Common Shares	4,468	03/09/2021
Purchase of RBA Common Shares	34,361	03/10/2021
Purchase of RBA Common Shares	5,088	03/10/2021
Purchase of RBA Common Shares	28,483	03/10/2021
Purchase of RBA Common Shares	17,542	03/10/2021
Short Sale of December 17, 2021 Put Options OTC ($45.00 Strike Price)	(4,926)	03/10/2021
Purchase of December 17, 2021 Call Options OTC ($60.00 Strike Price)	4,926	03/10/2021
Short Sale of December 17, 2021 Call Options OTC ($75.00 Strike Price)	(4,926)	03/10/2021
Purchase of RBA Common Shares	6,539	03/11/2021
Purchase of RBA Common Shares	20,470	03/11/2021
Purchase of RBA Common Shares	4,417	03/11/2021
Purchase of December 17, 2021 Call Options OTC ($60.00 Strike Price)	4,926	03/11/2021
Short Sale of December 17, 2021 Call Options OTC ($75.00 Strike Price)	(4,926)	03/11/2021
Short Sale of December 17, 2021 Put Options OTC ($45.00 Strike Price)	(4,926)	03/11/2021
Short Sale of December 17, 2021 Call Options OTC ($75.00 Strike Price)	(4,926)	03/12/2021
Purchase of December 17, 2021 Call Options OTC ($60.00 Strike Price)	4,926	03/12/2021
Short Sale of December 17, 2021 Put Options OTC ($45.00 Strike Price)	(4,926)	03/12/2021
Purchase of RBA Common Shares	60,933	03/12/2021
Purchase of RBA Common Shares	31,463	03/15/2021
Sale of RBA Common Shares	(8,374)	03/15/2021
Sale of RBA Common Shares	(85,221)	03/15/2021
Sale of RBA Common Shares	(44,334)	03/15/2021
Sale of RBA Common Shares	(41,081)	03/16/2021
Sale of RBA Common Shares	(33)	03/16/2021
Sale of RBA Common Shares	(28,833)	03/16/2021
Sale of RBA Common Shares	(71,900)	03/22/2021
Purchase of RBA Common Shares	50,922	04/05/2021
Purchase of RBA Common Shares	5,355	04/06/2021
Purchase of RBA Common Shares	2,678	04/06/2021
Purchase of RBA Common Shares	12,353	04/06/2021
Purchase of RBA Common Shares	23,392	04/07/2021
Purchase of RBA Common Shares	7,551	04/08/2021
Purchase of RBA Common Shares	14,955	04/08/2021
Purchase of RBA Common Shares	375	04/09/2021
Purchase of RBA Common Shares	1,151	04/12/2021
Purchase of RBA Common Shares	9,329	04/13/2021
Purchase of RBA Common Shares	72,145	04/13/2021
Purchase of RBA Common Shares	59,426	04/13/2021
Purchase of September 17, 2021 Call Options OTC ($70.00 Strike Price)	6,894	04/15/2021
Short Sale of September 17, 2021 Call Options OTC ($80.00 Strike Price)	(6,894)	04/15/2021
Sale of RBA Common Shares	(7,890)	05/03/2021
Sale of RBA Common Shares	(8,482)	05/03/2021
Sale of RBA Common Shares	(50,908)	05/03/2021

II-11

Sale of RBA Common Shares	(4,730)	05/04/2021
Sale of RBA Common Shares	(6,208)	05/04/2021
Sale of RBA Common Shares	(13,628)	05/04/2021
Sale of RBA Common Shares	(56,729)	05/04/2021
Sale of RBA Common Shares	(35,885)	05/05/2021
Sale of RBA Common Shares	(3,170)	05/05/2021
Sale of RBA Common Shares	(4,040)	05/05/2021
Sale of RBA Common Shares	(58,381)	05/05/2021
Sale of RBA Common Shares	(32,523)	05/05/2021
Sale of RBA Common Shares	(24,042)	05/05/2021
Sale of RBA Common Shares	(5,947)	05/05/2021
Purchase of December 17, 2021 Call Options OTC ($70.00 Strike Price)	4,925	05/05/2021
Short Sale of December 17, 2021 Call Options OTC ($85.00 Strike Price)	(4,925)	05/05/2021
Buy to Cover December 17, 2021 Call Options OTC ($70.00 Strike Price)	4,925	05/05/2021
Sale of December 17, 2021 Call Options OTC ($55.00 Strike Price)	(4,925)	05/05/2021
Sale of RBA Common Shares	(55,909)	05/06/2021
Sale of RBA Common Shares	(107,508)	05/06/2021
Purchase of RBA Common Shares	13,976	05/14/2021
Purchase of RBA Common Shares	592	05/14/2021
Purchase of RBA Common Shares	48,873	05/17/2021
Sale of RBA Common Shares	(39,742)	05/25/2021
Sale of RBA Common Shares	(85,500)	05/25/2021
Sale of RBA Common Shares	(14,792)	05/25/2021
Sale of RBA Common Shares	(34,559)	05/26/2021
Sale of RBA Common Shares	(238,061)	05/26/2021
Sale of RBA Common Shares	(29,917)	05/26/2021
Sale of RBA Common Shares	(58,732)	05/27/2021
Sale of RBA Common Shares	(24,859)	05/28/2021
Sale of RBA Common Shares	(63,413)	06/01/2021
Sale of RBA Common Shares	(11,834)	06/04/2021
Sale of RBA Common Shares	(3,411)	06/07/2021
Sale of RBA Common Shares	(3,251)	06/07/2021
Sale of RBA Common Shares	(1,618)	06/07/2021
Sale of RBA Common Shares	(10,074)	06/08/2021
Sale of RBA Common Shares	(33,812)	06/08/2021
Sale of RBA Common Shares	(24,618)	06/10/2021
Sale of RBA Common Shares	(44,312)	06/10/2021
Purchase of RBA Common Shares	384,042	06/11/2021
Sale of RBA Common Shares	(21,527)	06/11/2021
Sale of RBA Common Shares	(4,825)	06/11/2021
Sale of RBA Common Shares	(112,057)	06/11/2021
Sale of RBA Common Shares	(234,982)	06/11/2021
Buy to Cover December 17, 2021 Put Options OTC ($45.00 Strike Price)	9,851	06/11/2021
Sale of December 17, 2021 Call Options OTC ($60.00 Strike Price)	(4,926)	06/11/2021
Sale of December 17, 2021 Call Options OTC ($70.00 Strike Price)	(4,925)	06/11/2021
Buy to Cover December 17, 2021 Call Options OTC ($75.00 Strike Price)	4,926	06/11/2021
Buy to Cover December 17, 2021 Call Options OTC ($85.00 Strike Price)	4,925	06/11/2021
Purchase of RBA Common Shares	492,600	06/14/2021
Sale of RBA Common Shares	(91,775)	06/14/2021
Sale of RBA Common Shares	(77,315)	06/14/2021
Sale of RBA Common Shares	(39,698)	06/14/2021

II-12

Buy to Cover December 17, 2021 Put Options OTC ($45.00 Strike Price)	9,852	06/14/2021
Buy to Cover December 17, 2021 Call Options OTC ($75.00 Strike Price)	9,852	06/14/2021
Sale of December 17, 2021 Call Options OTC ($60.00 Strike Price)	(9,852)	06/14/2021
Sale of RBA Common Shares	(96,107)	06/15/2021
Sale of RBA Common Shares	(39,419)	06/15/2021
Sale of RBA Common Shares	(4,037)	06/16/2021
Sale of RBA Common Shares	(146,118)	06/16/2021
Sale of RBA Common Shares	(8,534)	06/16/2021
Sale of RBA Common Shares	(12,135)	07/28/2021
Sale of RBA Common Shares	(645)	07/29/2021
Sale of RBA Common Shares	(4,741)	07/30/2021
Sale of RBA Common Shares	(1,441)	07/30/2021
Sale of RBA Common Shares	(2,300)	07/30/2021
Sale of RBA Common Shares	(557)	08/02/2021
Sale of RBA Common Shares	(4,740)	08/03/2021
Sale of RBA Common Shares	(5,825)	08/03/2021
Sale of RBA Common Shares	(3,811)	08/03/2021
Sale of RBA Common Shares	(2,649)	08/04/21
Sale of RBA Common Shares	(4,741)	08/05/21
Sale of RBA Common Shares	(1,631)	08/05/21
Sale of RBA Common Shares	(8,699)	08/05/21
Sale of RBA Common Shares	(10,031)	08/06/21
Sale of RBA Common Shares	(57)	08/09/21
Sale of RBA Common Shares	(8,704)	08/10/21
Sale of RBA Common Shares	(53)	08/13/21
Sale of RBA Common Shares	(13,811)	08/19/21
Sale of RBA Common Shares	(59,189)	08/19/21
Sale of RBA Common Shares	(68,931)	08/23/21
Sale of RBA Common Shares	(3,617)	08/23/21
Purchase of RBA Common Shares	14,106	11/05/21
Purchase of RBA Common Shares	54,253	11/05/21
Purchase of RBA Common Shares	5,192	11/05/21
Purchase of RBA Common Shares	60,649	11/05/21
Sale of RBA Common Shares	(8,999)	11/26/21
Sale of RBA Common Shares	(24,646)	11/29/21
Sale of RBA Common Shares	(5,028)	11/29/21
Sale of RBA Common Shares	(41,346)	11/29/21
Sale of RBA Common Shares	(21,224)	11/30/21
Sale of RBA Common Shares	(10,677)	11/30/21
Sale of RBA Common Shares	(7,266)	11/30/21
Sale of RBA Common Shares	(12,914)	11/30/21
Sale of RBA Common Shares	(44,342)	12/17/2021
Sale of RBA Common Shares	(24,824)	12/17/2021
Sale of RBA Common Shares	(9,558)	12/17/2021
Sale of RBA Common Shares	(21,686)	12/20/2021
Sale of RBA Common Shares	(13,406)	12/20/2021
Sale of RBA Common Shares	(38,701)	12/21/2021
Sale of RBA Common Shares	(14,830)	12/22/2021
Sale of RBA Common Shares	(16,150)	01/05/2022
Sale of RBA Common Shares	(39,627)	01/05/2022
Sale of RBA Common Shares	(8,272)	01/05/2022
Sale of RBA Common Shares	(277,518)	01/05/2022
Sale of RBA Common Shares	(1,871)	01/05/2022
Sale of RBA Common Shares	(54,195)	01/06/2022
Sale of RBA Common Shares	(4,633)	01/06/2022
Sale of RBA Common Shares	(9,256)	01/06/2022

II-13

Sale of RBA Common Shares	(19,399)	01/07/2022
Sale of RBA Common Shares	(46,159)	01/10/2022
Sale of RBA Common Shares	(11,311)	01/10/2022
Sale of RBA Common Shares	(2,557)	01/11/2022
Sale of RBA Common Shares	(14,852)	01/11/2022
Sale of RBA Common Shares	(55,978)	01/12/2022
Sale of RBA Common Shares	(8,656)	01/12/2022
Sale of RBA Common Shares	(41,237)	01/12/2022
Sale of RBA Common Shares	(9,689)	01/12/2022
Sale of RBA Common Shares	(14,054)	01/13/2022
Sale of RBA Common Shares	(22,229)	01/13/2022
Sale of RBA Common Shares	(13,278)	01/13/2022
Sale of RBA Common Shares	(3,935)	01/18/2022
Sale of RBA Common Shares	(50,165)	01/18/2022
Sale of RBA Common Shares	(58,814)	01/21/2022
Sale of RBA Common Shares	(19,852)	01/24/2022
Sale of RBA Common Shares	(45,233)	01/24/2022
Sale of RBA Common Shares	(28,689)	01/25/2022
Sale of RBA Common Shares	(24,987)	01/25/2022
Sale of RBA Common Shares	(104,929)	01/26/2022
Sale of RBA Common Shares	(21,997)	01/26/2022
Sale of RBA Common Shares	(25,807)	01/27/2022
Sale of RBA Common Shares	(72,975)	02/14/2022
Sale of RBA Common Shares	(49,480)	02/15/2022
Sale of RBA Common Shares	(2,277)	02/15/2022
Sale of RBA Common Shares	(4,079)	02/16/2022
Sale of RBA Common Shares	(31,333)	02/16/2022
Sale of RBA Common Shares	(6,167)	02/17/2022
Sale of RBA Common Shares	(8,690)	02/17/2022
Sale of RBA Common Shares	(14,555)	02/17/2022
Sale of RBA Common Shares	(55,981)	02/18/2022
Purchase of RBA Common Shares	11,832	05/04/2022
Purchase of RBA Common Shares	161,711	05/04/2022
Purchase of RBA Common Shares	147,907	05/04/2022
Purchase of RBA Common Shares	1,761	05/06/2022
Purchase of RBA Common Shares	20,906	05/10/2022
Purchase of RBA Common Shares	2,268	05/10/2022
Purchase of RBA Common Shares	16,369	05/11/2022
Purchase of RBA Common Shares	23,568	05/11/2022
Purchase of RBA Common Shares	8,484	05/12/2022
Purchase of RBA Common Shares	32,738	05/12/2022
Purchase of RBA Common Shares	15,630	05/13/2022
Purchase of RBA Common Shares	7,593	05/13/2022
Purchase of RBA Common Shares	178,997	05/13/2022
Purchase of RBA Common Shares	10,572	05/25/2022
Purchase of RBA Common Shares	35,868	05/25/2022
Purchase of RBA Common Shares	48,455	05/27/2022
Purchase of RBA Common Shares	28,729	05/31/2022
Purchase of RBA Common Shares	17,776	05/31/2022
Purchase of RBA Common Shares	17,210	06/01/2022
Purchase of RBA Common Shares	15,166	06/01/2022
Purchase of RBA Common Shares	10,353	06/02/2022
Purchase of RBA Common Shares	15,654	06/02/2022
Purchase of RBA Common Shares	31,242	06/02/2022
Purchase of RBA Common Shares	296	06/03/2022
Purchase of RBA Common Shares	6,017	06/03/2022
Purchase of RBA Common Shares	18,474	06/03/2022
Purchase of RBA Common Shares	29,778	06/06/2022
Purchase of RBA Common Shares	13,907	06/07/2022

II-14

Purchase of RBA Common Shares	22,488	06/07/2022
Purchase of RBA Common Shares	95,382	06/15/2022
Purchase of RBA Common Shares	19,524	06/23/2022
Purchase of RBA Common Shares	39,442	06/23/2022
Purchase of RBA Common Shares	720	06/24/2022
Purchase of RBA Common Shares	40,360	06/24/2022
Purchase of RBA Common Shares	1,873	06/24/2022
Purchase of RBA Common Shares	39,505	06/24/2022
Purchase of September 16, 2022 Call Options ($65.00 Strike Price)	2,465	06/24/2022
Short Sale of September 16, 2022 Call Options ($70.00 Strike Price)	(2,465)	06/24/2022
Purchase of RBA Common Shares	18,242	06/27/2022
Purchase of RBA Common Shares	9,861	06/27/2022
Purchase of RBA Common Shares	27,905	06/27/2022
Purchase of RBA Common Shares	52,827	06/27/2022
Purchase of RBA Common Shares	2,071	06/28/2022
Purchase of RBA Common Shares	11,930	06/28/2022
Purchase of RBA Common Shares	41,214	06/28/2022
Purchase of RBA Common Shares	4,930	06/29/2022
Purchase of RBA Common Shares	14,986	06/29/2022
Purchase of RBA Common Shares	16,564	06/29/2022
Purchase of RBA Common Shares	13,454	07/01/2022
Purchase of RBA Common Shares	18,744	07/01/2022
Purchase of RBA Common Shares	10,271	07/01/2022
Purchase of RBA Common Shares	45,400	07/05/2022
Purchase of RBA Common Shares	1,675	07/19/2022
Purchase of RBA Common Shares	64,336	07/19/2022
Purchase of RBA Common Shares	14,779	07/19/2022
Purchase of RBA Common Shares	9,857	07/20/2022
Purchase of RBA Common Shares	26,711	07/20/2022
Purchase of RBA Common Shares	20,604	07/20/2022
Purchase of RBA Common Shares	94,663	07/21/2022
Purchase of RBA Common Shares	19,900	07/27/2022
Purchase of RBA Common Shares	29,971	07/28/2022
Purchase of RBA Common Shares	56,473	07/28/2022
Purchase of RBA Common Shares	33,038	07/29/2022
Purchase of RBA Common Shares	32,063	07/29/2022
Purchase of RBA Common Shares	33,788	08/01/2022
Purchase of RBA Common Shares	6,821	08/01/2022
Purchase of RBA Common Shares	37,186	08/03/2022
Purchase of RBA Common Shares	45,494	08/03/2022
Purchase of RBA Common Shares	5,340	08/03/2022
Sale of RBA Common Shares	(986)	08/23/2022
Sale of RBA Common Shares	(9,862)	08/24/2022
Sale of RBA Common Shares	(7,754)	08/24/2022
Sale of RBA Common Shares	(15,219)	08/24/2022
Sale of RBA Common Shares	(5,326)	08/25/2022
Sale of RBA Common Shares	(3,259)	08/25/2022
Sale of RBA Common Shares	(52,474)	09/19/2022
Sale of RBA Common Shares	(16,910)	09/19/2022
Sale of RBA Common Shares	(21,927)	09/20/2022
Sale of RBA Common Shares	(199)	09/20/2022
Sale of RBA Common Shares	(39,600)	10/12/2022
Sale of RBA Common Shares	(32,600)	10/12/2022
Sale of RBA Common Shares	(43,300)	10/13/2022
Sale of RBA Common Shares	(400)	10/20/2022
Sale of RBA Common Shares	(4,993)	10/20/2022
Sale of RBA Common Shares	(10,483)	10/21/2022

II-15

Sale of RBA Common Shares	(21,757)	10/21/2022
Sale of RBA Common Shares	(3,955)	10/24/2022
Sale of RBA Common Shares	(30,900)	11/02/2022
Sale of RBA Common Shares	(10,462)	11/03/2022
Sale of RBA Common Shares	(2,110)	11/07/2022
Sale of RBA Common Shares	(16,110)	11/07/2022
Purchase of RBA Common Shares	106	11/09/2022
Purchase of RBA Common Shares	49,099	11/09/2022
Purchase of RBA Common Shares	2,514	11/09/2022
Purchase of RBA Common Shares	16,753	11/09/2022
Purchase of RBA Common Shares	105,773	11/10/2022
Purchase of RBA Common Shares	5,782	11/10/2022
Purchase of RBA Common Shares	49,930	11/10/2022
Purchase of RBA Common Shares	260,658	11/11/2022
Purchase of RBA Common Shares	12,814	11/14/2022
Purchase of RBA Common Shares	28,224	11/14/2022
Purchase of RBA Common Shares	36,357	11/14/2022
Purchase of RBA Common Shares	85,708	11/14/2022
Purchase of RBA Common Shares	217,101	11/14/2022
Purchase of RBA Common Shares	162,141	11/14/2022
Purchase of RBA Common Shares	9,736	11/14/2022
Purchase of RBA Common Shares	30,284	11/15/2022
Purchase of RBA Common Shares	4,634	11/15/2022
Purchase of RBA Common Shares	9,986	12/08/2022
Purchase of RBA Common Shares	7,154	12/08/2022
Purchase of RBA Common Shares	66,096	12/08/2022
Purchase of RBA Common Shares	10,817	12/08/2022
Purchase of RBA Common Shares	4,939	12/09/2022
Purchase of RBA Common Shares	9,879	12/09/2022
Purchase of RBA Common Shares	98,829	12/09/2022
Purchase of Bullet Swaps	49,369	12/09/2022
Purchase of Bullet Swaps	49,369	12/12/2022
Purchase of Bullet Swaps	74,054	12/13/2022
Purchase of Bullet Swaps	33,571	12/14/2022
Purchase of RBA Common Shares	206,363	12/23/2022
Sale of Bullet Swaps	(206,363)	12/23/2022
Sale of RBA Common Shares	(1,987)	01/23/2023
Sale of RBA Common Shares	(21,720)	01/23/2023
Sale of RBA Common Shares	(43,884)	01/23/2023
Sale of RBA Common Shares	(14,409)	01/23/2023

Luxor Capital Partners Long, LP

Transaction	Amount of Securities	Date of Transaction
Purchase of RBA Common Shares	171	03/26/2021
Purchase of RBA Common Shares	99	03/26/2021
Purchase of RBA Common Shares	265	03/29/2021
Purchase of RBA Common Shares	749	03/29/2021
Purchase of RBA Common Shares	240	03/30/2021
Purchase of RBA Common Shares	555	03/30/2021
Purchase of RBA Common Shares	617	03/31/2021
Purchase of RBA Common Shares	64	04/01/2021
Purchase of RBA Common Shares	3,443	04/05/2021
Purchase of RBA Common Shares	466	04/06/2021
Purchase of RBA Common Shares	233	04/06/2021
Purchase of RBA Common Shares	1,075	04/06/2021
Purchase of RBA Common Shares	1,455	04/07/2021
Purchase of RBA Common Shares	472	04/08/2021
Purchase of RBA Common Shares	934	04/08/2021
Purchase of RBA Common Shares	23	04/09/2021
Purchase of RBA Common Shares	72	04/12/2021
Sale of RBA Common Shares	(2,368)	05/01/2021

II-16

Purchase of RBA Common Shares	18	05/24/2021
Sale of RBA Common Shares	(485)	06/02/2021
Sale of RBA Common Shares	(188)	06/04/2021
Sale of RBA Common Shares	(54)	06/07/2021
Sale of RBA Common Shares	(52)	06/07/2021
Sale of RBA Common Shares	(26)	06/07/2021
Sale of RBA Common Shares	(160)	06/08/2021
Sale of RBA Common Shares	(539)	06/08/2021
Purchase of RBA Common Shares	122	11/29/2021
Purchase of RBA Common Shares	136	11/30/2021
Purchase of RBA Common Shares	1,605	11/30/2021
Sale of RBA Common Shares	(271)	12/06/2021
Sale of RBA Common Shares	(160)	12/08/2021
Sale of RBA Common Shares	(97)	12/09/2021
Sale of RBA Common Shares	(574)	12/10/2021
Sale of RBA Common Shares	(195)	12/10/2021
Sale of RBA Common Shares	(202)	12/14/2021
Sale of RBA Common Shares	(7,443)	02/09/2022

Luxor Gibraltar, LP

Transaction	Amount of Securities	Date of Transaction
Purchase of RBA Common Shares	3,013	08/01/2021
Purchase of RBA Common Shares	1,288	08/01/2021
Purchase of September 17, 2021 Call Options OTC ($70.00 Strike Price)	2	08/01/2021
Sale of September 17, 2021 Call Options OTC ($80.00 Strike Price)	(2)	08/01/2021
Sale of RBA Common Shares	(12)	08/02/2021
Sale of RBA Common Shares	(358)	08/03/2021
Sale of RBA Common Shares	(440)	08/03/2021
Sale of RBA Common Shares	(288)	08/03/2021
Sale of RBA Common Shares	(199)	08/04/2021
Sale of RBA Common Shares	(359)	08/05/2021
Sale of RBA Common Shares	(123)	08/05/2021
Sale of RBA Common Shares	(658)	08/05/2021
Sale of RBA Common Shares	(759)	08/06/2021
Sale of RBA Common Shares	(4)	08/09/2021
Sale of RBA Common Shares	(1,095)	08/10/2021
Sale of RBA Common Shares	(6)	08/13/2021
Purchase of RBA Common Shares	5	11/05/2021
Purchase of RBA Common Shares	20	11/05/2021
Purchase of RBA Common Shares	2	11/05/2021
Purchase of RBA Common Shares	23	11/05/2021
Sale of RBA Common Shares	(2)	11/26/2021
Purchase of RBA Common Shares	101	11/29/2021
Sale of RBA Common Shares	(6)	11/29/2021
Sale of RBA Common Shares	(1)	11/29/2021
Sale of RBA Common Shares	(11)	11/29/2021
Purchase of RBA Common Shares	111	11/30/2021
Purchase of RBA Common Shares	1,304	11/30/2021
Sale of RBA Common Shares	(5)	11/30/2021
Sale of RBA Common Shares	(3)	11/30/2021
Sale of RBA Common Shares	(2)	11/30/2021
Sale of RBA Common Shares	(3)	11/30/2021
Sale of RBA Common Shares	(224)	12/06/2021
Sale of RBA Common Shares	(127)	12/08/2021
Sale of RBA Common Shares	(77)	12/09/2021

II-17

Sale of RBA Common Shares	(460)	12/10/2021
Sale of RBA Common Shares	(156)	12/10/2021
Sale of RBA Common Shares	(159)	12/14/2021
Sale of RBA Common Shares	(12)	12/17/2021
Sale of RBA Common Shares	(6)	12/17/2021
Sale of RBA Common Shares	(2)	12/17/2021
Sale of RBA Common Shares	(6)	12/20/2021
Sale of RBA Common Shares	(3)	12/20/2021
Sale of RBA Common Shares	(10)	12/21/2021
Sale of RBA Common Shares	(3)	12/22/2021
Sale of RBA Common Shares	(5)	01/05/2022
Sale of RBA Common Shares	(11)	01/05/2022
Sale of RBA Common Shares	(2)	01/05/2022
Sale of RBA Common Shares	(79)	01/05/2022
Sale of RBA Common Shares	(1)	01/05/2022
Sale of RBA Common Shares	(15)	01/06/2022
Sale of RBA Common Shares	(1)	01/06/2022
Sale of RBA Common Shares	(3)	01/06/2022
Sale of RBA Common Shares	(6)	01/07/2022
Sale of RBA Common Shares	(14)	01/10/2022
Sale of RBA Common Shares	(4)	01/10/2022
Sale of RBA Common Shares	(1)	01/11/2022
Sale of RBA Common Shares	(5)	01/11/2022
Sale of RBA Common Shares	(17)	01/12/2022
Sale of RBA Common Shares	(3)	01/12/2022
Sale of RBA Common Shares	(13)	01/12/2022
Sale of RBA Common Shares	(3)	01/12/2022
Sale of RBA Common Shares	(4)	01/13/2022
Sale of RBA Common Shares	(7)	01/13/2022
Sale of RBA Common Shares	(4)	01/13/2022
Sale of RBA Common Shares	(1)	01/18/2022
Sale of RBA Common Shares	(16)	01/18/2022
Sale of RBA Common Shares	(18)	01/21/2022
Sale of RBA Common Shares	(7)	01/24/2022
Sale of RBA Common Shares	(14)	01/24/2022
Sale of RBA Common Shares	(2)	01/25/2022
Sale of RBA Common Shares	(2)	01/25/2022
Sale of RBA Common Shares	(8)	01/26/2022
Sale of RBA Common Shares	(2)	01/26/2022
Sale of RBA Common Shares	(2)	01/27/2022
Sale of RBA Common Shares	(18)	02/14/2022
Purchase of RBA Common Shares	4	05/04/2022
Purchase of RBA Common Shares	46	05/04/2022
Purchase of RBA Common Shares	42	05/04/2022
Purchase of RBA Common Shares	6	05/10/2022
Purchase of RBA Common Shares	1	05/10/2022
Purchase of RBA Common Shares	5	05/11/2022
Purchase of RBA Common Shares	7	05/11/2022
Purchase of RBA Common Shares	2	05/12/2022
Purchase of RBA Common Shares	9	05/12/2022
Purchase of RBA Common Shares	4	05/13/2022
Purchase of RBA Common Shares	2	05/13/2022
Purchase of RBA Common Shares	52	05/13/2022
Purchase of RBA Common Shares	3	05/25/2022
Purchase of RBA Common Shares	9	05/25/2022
Purchase of RBA Common Shares	11	05/27/2022
Purchase of RBA Common Shares	8	05/31/2022
Purchase of RBA Common Shares	5	05/31/2022
Purchase of RBA Common Shares	5	06/01/2022

II-18

Purchase of RBA Common Shares	4	06/01/2022
Purchase of RBA Common Shares	3	06/02/2022
Purchase of RBA Common Shares	4	06/02/2022
Purchase of RBA Common Shares	9	06/02/2022
Purchase of RBA Common Shares	2	06/03/2022
Purchase of RBA Common Shares	5	06/03/2022
Purchase of RBA Common Shares	8	06/06/2022
Purchase of RBA Common Shares	4	06/07/2022
Purchase of RBA Common Shares	6	06/07/2022
Purchase of RBA Common Shares	33	06/15/2022
Purchase of RBA Common Shares	6	06/23/2022
Purchase of RBA Common Shares	11	06/23/2022
Purchase of RBA Common Shares	11	06/24/2022
Purchase of RBA Common Shares	1	06/24/2022
Purchase of RBA Common Shares	11	06/24/2022
Purchase of September 16, 2022 Call Option ($65.00 Strike Price)	1	06/24/2022
Short Sale of September 16, 2022 Call Option ($70.00 Strike Price)	(1)	06/24/2022
Purchase of RBA Common Shares	5	06/27/2022
Purchase of RBA Common Shares	3	06/27/2022
Purchase of RBA Common Shares	8	06/27/2022
Purchase of RBA Common Shares	15	06/27/2022
Purchase of RBA Common Shares	1	06/28/2022
Purchase of RBA Common Shares	3	06/28/2022
Purchase of RBA Common Shares	12	06/28/2022
Purchase of RBA Common Shares	1	06/29/2022
Purchase of RBA Common Shares	5	06/29/2022
Purchase of RBA Common Shares	5	06/29/2022
Purchase of RBA Common Shares	3	07/01/2022
Purchase of RBA Common Shares	5	07/01/2022
Purchase of RBA Common Shares	3	07/01/2022
Purchase of RBA Common Shares	12	07/05/2022
Purchase of RBA Common Shares	21	07/19/2022
Purchase of RBA Common Shares	4	07/19/2022
Purchase of RBA Common Shares	3	07/20/2022
Purchase of RBA Common Shares	8	07/20/2022
Purchase of RBA Common Shares	6	07/20/2022
Purchase of RBA Common Shares	28	07/21/2022
Purchase of RBA Common Shares	6	07/27/2022
Purchase of RBA Common Shares	9	07/28/2022
Purchase of RBA Common Shares	17	07/28/2022
Purchase of RBA Common Shares	10	07/29/2022
Purchase of RBA Common Shares	10	07/29/2022
Purchase of RBA Common Shares	10	08/01/2022
Purchase of RBA Common Shares	2	08/01/2022
Purchase of RBA Common Shares	9	08/03/2022
Purchase of RBA Common Shares	10	08/03/2022
Purchase of RBA Common Shares	1	08/03/2022
Sale of RBA Common Shares	(3)	08/24/2022
Sale of RBA Common Shares	(2)	08/24/2022
Sale of RBA Common Shares	(4)	08/24/2022
Sale of RBA Common Shares	(1)	08/25/2022
Sale of RBA Common Shares	(1)	08/25/2022
Sale of RBA Common Shares	(563)	09/07/2022
Sale of September 16, 2022 Call Option OTC ($65.00 Strike Price)	(1)	09/08/2022
Buy to Cover September 16, 2022 Call Option OTC ($70.00 Strike Price)	1	09/08/2022

II-19

Luxor Capital Partners Offshore Master Fund, LP.

Transaction	Amount of Securities	Date of Transaction
Sale of RBA Common Shares	(30)	01/06/2021
Sale of RBA Common Shares	(249)	01/06/2021
Sale of RBA Common Shares	(183)	01/06/2021
Sale of RBA Common Shares	(48)	01/07/2021
Sale of RBA Common Shares	(141)	01/07/2021
Sale of RBA Common Shares	(437)	01/08/2021
Sale of RBA Common Shares	(170)	01/08/2021
Sale of RBA Common Shares	(108)	01/11/2021
Sale of RBA Common Shares	(19)	01/11/2021
Sale of RBA Common Shares	(45)	01/13/2021
Sale of RBA Common Shares	(45)	01/13/2021
Sale of RBA Common Shares	(319)	01/13/2021
Sale of RBA Common Shares	(20)	01/13/2021
Sale of RBA Common Shares	(109)	01/14/2021
Sale of RBA Common Shares	(126)	01/14/2021
Sale of RBA Common Shares	(186)	01/14/2021
Sale of RBA Common Shares	(42)	01/15/2021
Sale of RBA Common Shares	(413)	01/15/2021
Sale of RBA Common Shares	(207)	01/15/2021
Sale of RBA Common Shares	(297)	01/27/2021
Sale of RBA Common Shares	(25,804)	02/02/2021
Short Sale of December 17, 2021 Put Options OTC ($45.00 Strike Price)	(25)	03/05/2021
Purchase of December 17, 2021 Call Options OTC ($55.00 Strike Price)	25	03/05/2021
Short Sale of December 17, 2021 Call Options OTC ($70.00 Strike Price)	(25)	03/05/2021
Purchase of RBA Common Shares	33	03/09/2021
Purchase of RBA Common Shares	253	03/10/2021
Purchase of RBA Common Shares	37	03/10/2021
Purchase of RBA Common Shares	209	03/10/2021
Purchase of RBA Common Shares	88	03/10/2021
Purchase of December 17, 2021 Call Options OTC ($60.00 Strike Price)	25	03/10/2021
Short Sale of December 17, 2021 Call Options OTC ($75.00 Strike Price)	(25)	03/10/2021
Short Sale of December 17, 2021 Put Options OTC ($45.00 Strike Price)	(25)	03/10/2021
Short Sale of December 17, 2021 Put Options OTC ($45.00 Strike Price)	(25)	03/11/2021
Purchase of December 17, 2021 Call Options OTC ($60.00 Strike Price)	25	03/11/2021
Short Sale of December 17, 2021 Call Options OTC ($75.00 Strike Price)	(25)	03/11/2021
Purchase of RBA Common Shares	33	03/11/2021
Purchase of RBA Common Shares	102	03/11/2021
Purchase of RBA Common Shares	22	03/11/2021
Short Sale of December 17, 2021 Put Options OTC ($45.00 Strike Price)	(25)	03/12/2021
Purchase of December 17, 2021 Call Options OTC ($60.00 Strike Price)	25	03/12/2021
Short Sale of December 17, 2021 Call Options OTC ($75.00 Strike Price)	(25)	03/12/2021
Purchase of RBA Common Shares	303	03/12/2021
Purchase of RBA Common Shares	157	03/15/2021

II-20

Sale of RBA Common Shares	(42)	03/15/2021
Sale of RBA Common Shares	(425)	03/15/2021
Sale of RBA Common Shares	(221)	03/15/2021
Sale of RBA Common Shares	(206)	03/16/2021
Sale of RBA Common Shares	(144)	03/16/2021
Sale of RBA Common Shares	(365)	03/22/2021
Purchase of RBA Common Shares	2,523	03/26/2021
Purchase of RBA Common Shares	1,461	03/26/2021
Purchase of RBA Common Shares	3,859	03/29/2021
Purchase of RBA Common Shares	10,919	03/29/2021
Purchase of RBA Common Shares	3,171	03/30/2021
Purchase of RBA Common Shares	7,350	03/30/2021
Purchase of RBA Common Shares	8,151	03/31/2021
Purchase of RBA Common Shares	844	04/01/2021
Purchase of RBA Common Shares	45,783	04/05/2021
Purchase of RBA Common Shares	4,791	04/06/2021
Purchase of RBA Common Shares	2,395	04/06/2021
Purchase of RBA Common Shares	11,050	04/06/2021
Purchase of RBA Common Shares	21,086	04/07/2021
Purchase of RBA Common Shares	6,800	04/08/2021
Purchase of RBA Common Shares	13,469	04/08/2021
Purchase of RBA Common Shares	338	04/09/2021
Purchase of RBA Common Shares	1,037	04/12/2021
Purchase of RBA Common Shares	47	04/13/2021
Purchase of RBA Common Shares	363	04/13/2021
Purchase of RBA Common Shares	299	04/13/2021
Purchase of September 17, 2021 Call Options OTC ($70.00 Strike Price)	36	04/15/2021
Short Sale of September 17, 2021 Call Options OTC ($80.00 Strike Price)	(36)	04/15/2021
Sale of RBA Common Shares	(37)	05/03/2021
Sale of RBA Common Shares	(40)	05/03/2021
Sale of RBA Common Shares	(238)	05/03/2021
Sale of RBA Common Shares	(24)	05/04/2021
Sale of RBA Common Shares	(31)	05/04/2021
Sale of RBA Common Shares	(68)	05/04/2021
Sale of RBA Common Shares	(283)	05/04/2021
Purchase of December 17, 2021 Call Options OTC ($70.00 Strike Price)	25	05/05/2021
Buy to Cover December 17, 2021 Call Options OTC ($70.00 Strike Price)	25	05/05/2021
Sale of December 17, 2021 Call Options OTC ($55.00 Strike Price)	(25)	05/05/2021
Short Sale of December 17, 2021 Call Options OTC ($85.00 Strike Price)	(25)	05/05/2021
Sale of RBA Common Shares	(191)	05/05/2021
Sale of RBA Common Shares	(17)	05/05/2021
Sale of RBA Common Shares	(20)	05/05/2021
Sale of RBA Common Shares	(310)	05/05/2021
Sale of RBA Common Shares	(162)	05/05/2021
Sale of RBA Common Shares	(120)	05/05/2021
Sale of RBA Common Shares	(32)	05/05/2021
Sale of RBA Common Shares	(297)	05/06/2021
Sale of RBA Common Shares	(572)	05/06/2021
Purchase of RBA Common Shares	62	05/14/2021
Purchase of RBA Common Shares	3	05/14/2021
Purchase of RBA Common Shares	217	05/17/2021
Purchase of RBA Common Shares	331	05/24/2021
Sale of RBA Common Shares	(189)	05/25/2021

II-21

Sale of RBA Common Shares	(407)	05/25/2021
Sale of RBA Common Shares	(70)	05/25/2021
Sale of RBA Common Shares	(174)	05/26/2021
Sale of RBA Common Shares	(1,199)	05/26/2021
Sale of RBA Common Shares	(151)	05/26/2021
Sale of RBA Common Shares	(295)	05/27/2021
Sale of RBA Common Shares	(121)	05/28/2021
Sale of RBA Common Shares	(310)	06/01/2021
Sale of RBA Common Shares	(8,870)	06/02/2021
Sale of RBA Common Shares	(3,440)	06/04/2021
Sale of RBA Common Shares	(991)	06/07/2021
Sale of RBA Common Shares	(945)	06/07/2021
Sale of RBA Common Shares	(470)	06/07/2021
Sale of RBA Common Shares	(2,925)	06/08/2021
Sale of RBA Common Shares	(9,816)	06/08/2021
Sale of RBA Common Shares	(130)	06/10/2021
Sale of RBA Common Shares	(233)	06/10/2021
Purchase of RBA Common Shares	2,023	06/11/2021
Sale of RBA Common Shares	(114)	06/11/2021
Sale of RBA Common Shares	(26)	06/11/2021
Sale of RBA Common Shares	(590)	06/11/2021
Sale of RBA Common Shares	(1,238)	06/11/2021
Sale of December 17, 2021 Call Options OTC ($60.00 Strike Price)	(25)	06/11/2021
Sale of December 17, 2021 Call Options OTC ($70.00 Strike Price)	(25)	06/11/2021
Buy to Cover December 17, 2021 Call Options OTC ($75.00 Strike Price)	25	06/11/2021
Buy to Cover December 17, 2021 Call Options OTC ($85.00 Strike Price)	25	06/11/2021
Buy to Cover December 17, 2021 Put Options OTC ($45.00 Strike Price)	50	06/11/2021
Buy to Cover December 17, 2021 Put Options OTC ($45.00 Strike Price)	50	06/14/2021
Purchase of RBA Common Shares	2,512	06/14/2021
Buy to Cover December 17, 2021 Call Options OTC ($75.00 Strike Price)	50	06/14/2021
Sale of December 17, 2021 Call Options OTC ($60.00 Strike Price)	(50)	06/14/2021
Sale of RBA Common Shares	(484)	06/14/2021
Sale of RBA Common Shares	(408)	06/14/2021
Sale of RBA Common Shares	(209)	06/14/2021
Sale of RBA Common Shares	(507)	06/15/2021
Sale of RBA Common Shares	(208)	06/15/2021
Sale of RBA Common Shares	(21)	06/16/2021
Sale of RBA Common Shares	(772)	06/16/2021
Sale of RBA Common Shares	(45)	06/16/2021
Sale of RBA Common Shares	(4,462)	07/27/2021
Sale of RBA Common Shares	(8,589)	07/27/2021
Sale of RBA Common Shares	(17,431)	07/28/2021
Sale of RBA Common Shares	(926)	07/29/2021
Sale of RBA Common Shares	(6,809)	07/30/2021
Sale of RBA Common Shares	(2,070)	07/30/2021
Sale of RBA Common Shares	(3,303)	07/30/2021
Sale of RBA Common Shares	(810)	08/02/2021
Sale of RBA Common Shares	(6,812)	08/03/2021
Sale of RBA Common Shares	(8,370)	08/03/2021
Sale of RBA Common Shares	(5,476)	08/03/2021
Sale of RBA Common Shares	(3,805)	08/04/2021
Sale of RBA Common Shares	(6,811)	08/05/2021

II-22

Sale of RBA Common Shares	(2,343)	08/05/2021
Sale of RBA Common Shares	(12,499)	08/05/2021
Sale of RBA Common Shares	(14,415)	08/06/2021
Sale of RBA Common Shares	(82)	08/09/2021
Sale of RBA Common Shares	(12,348)	08/10/2021
Sale of RBA Common Shares	(52)	08/13/2021
Sale of RBA Common Shares	(63)	08/19/2021
Sale of RBA Common Shares	(270)	08/19/2021
Sale of RBA Common Shares	(356)	08/23/2021
Sale of RBA Common Shares	(19)	08/23/2021
Purchase of RBA Common Shares	99	11/05/2021
Purchase of RBA Common Shares	382	11/05/2021
Purchase of RBA Common Shares	36	11/05/2021
Purchase of RBA Common Shares	429	11/05/2021
Sale of RBA Common Shares	(44)	11/26/2021
Purchase of RBA Common Shares	1,893	11/29/2021
Sale of RBA Common Shares	(120)	11/29/2021
Sale of RBA Common Shares	(24)	11/29/2021
Sale of RBA Common Shares	(201)	11/29/2021
Purchase of RBA Common Shares	2,073	11/30/2021
Purchase of RBA Common Shares	24,444	11/30/2021
Sale of RBA Common Shares	(103)	11/30/2021
Sale of RBA Common Shares	(52)	11/30/2021
Sale of RBA Common Shares	(35)	11/30/2021
Sale of RBA Common Shares	(63)	11/30/2021
Sale of RBA Common Shares	(4,246)	12/06/2021
Sale of RBA Common Shares	(2,413)	12/08/2021
Purchase of December 2031 4.75% Bonds	86,000	12/08/2021
Sale of December 2031 4.75% Bonds	(86,000)	12/08/2021
Sale of RBA Common Shares	(1,464)	12/09/2021
Sale of RBA Common Shares	(8,727)	12/10/2021
Sale of RBA Common Shares	(2,962)	12/10/2021
Sale of RBA Common Shares	(3,054)	12/14/2021
Sale of RBA Common Shares	(223)	12/17/2021
Sale of RBA Common Shares	(125)	12/17/2021
Sale of RBA Common Shares	(48)	12/17/2021
Sale of RBA Common Shares	(106)	12/20/2021
Sale of RBA Common Shares	(66)	12/20/2021
Sale of RBA Common Shares	(190)	12/21/2021
Sale of RBA Common Shares	(57)	12/22/2021
Sale of RBA Common Shares	(85)	01/05/2022
Sale of RBA Common Shares	(209)	01/05/2022
Sale of RBA Common Shares	(44)	01/05/2022
Sale of RBA Common Shares	(1,466)	01/05/2022
Sale of RBA Common Shares	(10)	01/05/2022
Sale of RBA Common Shares	(287)	01/06/2022
Sale of RBA Common Shares	(25)	01/06/2022
Sale of RBA Common Shares	(49)	01/06/2022
Sale of RBA Common Shares	(103)	01/07/2022
Sale of RBA Common Shares	(262)	01/10/2022
Sale of RBA Common Shares	(64)	01/10/2022
Sale of RBA Common Shares	(15)	01/11/2022
Sale of RBA Common Shares	(84)	01/11/2022
Sale of RBA Common Shares	(318)	01/12/2022
Sale of RBA Common Shares	(49)	01/12/2022
Sale of RBA Common Shares	(234)	01/12/2022
Sale of RBA Common Shares	(55)	01/12/2022
Sale of RBA Common Shares	(80)	01/13/2022

II-23

Sale of RBA Common Shares	(126)	01/13/2022
Sale of RBA Common Shares	(76)	01/13/2022
Sale of RBA Common Shares	(22)	01/18/2022
Sale of RBA Common Shares	(285)	01/18/2022
Sale of RBA Common Shares	(340)	01/21/2022
Sale of RBA Common Shares	(114)	01/24/2022
Sale of RBA Common Shares	(261)	01/24/2022
Sale of RBA Common Shares	(508)	01/25/2022
Sale of RBA Common Shares	(441)	01/25/2022
Sale of RBA Common Shares	(1,854)	01/26/2022
Sale of RBA Common Shares	(389)	01/26/2022
Sale of RBA Common Shares	(456)	01/27/2022
Sale of RBA Common Shares	(896)	02/14/2022
Sale of RBA Common Shares	(987)	02/15/2022
Sale of RBA Common Shares	(45)	02/15/2022
Sale of RBA Common Shares	(82)	02/16/2022
Sale of RBA Common Shares	(625)	02/16/2022
Sale of RBA Common Shares	(123)	02/17/2022
Sale of RBA Common Shares	(174)	02/17/2022
Sale of RBA Common Shares	(291)	02/17/2022
Sale of RBA Common Shares	(1,116)	02/18/2022
Purchase of RBA Common Shares	59	05/04/2022
Purchase of RBA Common Shares	798	05/04/2022
Purchase of RBA Common Shares	730	05/04/2022
Purchase of RBA Common Shares	8	05/06/2022
Purchase of RBA Common Shares	102	05/10/2022
Purchase of RBA Common Shares	11	05/10/2022
Purchase of RBA Common Shares	80	05/11/2022
Purchase of RBA Common Shares	116	05/11/2022
Purchase of RBA Common Shares	42	05/12/2022
Purchase of RBA Common Shares	161	05/12/2022
Purchase of RBA Common Shares	77	05/13/2022
Purchase of RBA Common Shares	37	05/13/2022
Purchase of RBA Common Shares	880	05/13/2022
Purchase of RBA Common Shares	44	05/25/2022
Purchase of RBA Common Shares	149	05/25/2022
Purchase of RBA Common Shares	188	05/27/2022
Purchase of RBA Common Shares	142	05/31/2022
Purchase of RBA Common Shares	87	05/31/2022
Purchase of RBA Common Shares	85	06/01/2022
Purchase of RBA Common Shares	75	06/01/2022
Purchase of RBA Common Shares	51	06/02/2022
Purchase of RBA Common Shares	77	06/02/2022
Purchase of RBA Common Shares	153	06/02/2022
Purchase of RBA Common Shares	2	06/03/2022
Purchase of RBA Common Shares	29	06/03/2022
Purchase of RBA Common Shares	89	06/03/2022
Purchase of RBA Common Shares	142	06/06/2022
Purchase of RBA Common Shares	66	06/07/2022
Purchase of RBA Common Shares	108	06/07/2022
Purchase of RBA Common Shares	559	06/15/2022
Purchase of RBA Common Shares	95	06/23/2022
Purchase of RBA Common Shares	193	06/23/2022
Purchase of RBA Common Shares	4	06/24/2022
Purchase of RBA Common Shares	197	06/24/2022
Purchase of RBA Common Shares	9	06/24/2022
Purchase of RBA Common Shares	193	06/24/2022
Purchase of September 16, 2022 Call Options ($65.00 Strike Price)	12	06/24/2022

II-24

Short Sale of September 16, 2022 Call Options ($70.00 Strike Price)	(12)	06/24/2022
Purchase of RBA Common Shares	89	06/27/2022
Purchase of RBA Common Shares	48	06/27/2022
Purchase of RBA Common Shares	136	06/27/2022
Purchase of RBA Common Shares	258	06/27/2022
Purchase of RBA Common Shares	10	06/28/2022
Purchase of RBA Common Shares	59	06/28/2022
Purchase of RBA Common Shares	202	06/28/2022
Purchase of RBA Common Shares	24	06/29/2022
Purchase of RBA Common Shares	74	06/29/2022
Purchase of RBA Common Shares	81	06/29/2022
Purchase of RBA Common Shares	60	07/01/2022
Purchase of RBA Common Shares	83	07/01/2022
Purchase of RBA Common Shares	46	07/01/2022
Purchase of RBA Common Shares	213	07/05/2022
Purchase of RBA Common Shares	9	07/19/2022
Purchase of RBA Common Shares	342	07/19/2022
Purchase of RBA Common Shares	78	07/19/2022
Purchase of RBA Common Shares	51	07/20/2022
Purchase of RBA Common Shares	137	07/20/2022
Purchase of RBA Common Shares	105	07/20/2022
Purchase of RBA Common Shares	474	07/21/2022
Purchase of RBA Common Shares	100	07/27/2022
Purchase of RBA Common Shares	150	07/28/2022
Purchase of RBA Common Shares	283	07/28/2022
Purchase of RBA Common Shares	166	07/29/2022
Purchase of RBA Common Shares	161	07/29/2022
Purchase of RBA Common Shares	170	08/01/2022
Purchase of RBA Common Shares	34	08/01/2022
Purchase of RBA Common Shares	147	08/03/2022
Purchase of RBA Common Shares	180	08/03/2022
Purchase of RBA Common Shares	22	08/03/2022
Sale of RBA Common Shares	(5)	08/23/2022
Sale of RBA Common Shares	(49)	08/24/2022
Sale of RBA Common Shares	(39)	08/24/2022
Sale of RBA Common Shares	(76)	08/24/2022
Sale of RBA Common Shares	(27)	08/25/2022
Sale of RBA Common Shares	(16)	08/25/2022
Sale of RBA Common Shares	(115)	09/19/2022
Sale of RBA Common Shares	(37)	09/19/2022
Sale of RBA Common Shares	(49)	09/20/2022
Sale of RBA Common Shares	(45)	10/21/2022
Sale of RBA Common Shares	(94)	10/21/2022
Sale of RBA Common Shares	(20)	10/24/2022
Sale of RBA Common Shares	(193)	11/2/2022
Sale of RBA Common Shares	(53)	11/3/2022
Sale of RBA Common Shares	(35)	11/7/2022
Sale of RBA Common Shares	(267)	11/7/2022
Purchase of RBA Common Shares	12,805	11/8/2022
Purchase of RBA Common Shares	498	11/8/2022
Purchase of RBA Common Shares	2,118	11/8/2022
Purchase of RBA Common Shares	112	11/9/2022
Purchase of RBA Common Shares	43,692	11/9/2022
Purchase of RBA Common Shares	52,277	11/9/2022
Purchase of RBA Common Shares	268	11/9/2022
Purchase of RBA Common Shares	2,676	11/9/2022
Purchase of RBA Common Shares	17,838	11/9/2022
Purchase of RBA Common Shares	17,073	11/10/2022

II-25

Purchase of RBA Common Shares	933	11/10/2022
Purchase of RBA Common Shares	8,059	11/10/2022
Purchase of RBA Common Shares	5,182	11/11/2022
Purchase of RBA Common Shares	255	11/14/2022
Purchase of RBA Common Shares	561	11/14/2022
Purchase of RBA Common Shares	33,671	11/14/2022
Purchase of RBA Common Shares	1,704	11/14/2022
Purchase of RBA Common Shares	4,316	11/14/2022
Purchase of RBA Common Shares	3,224	11/14/2022
Purchase of RBA Common Shares	9,017	11/14/2022
Purchase of RBA Common Shares	28,112	11/15/2022
Purchase of RBA Common Shares	4,301	11/15/2022
Purchase of RBA Common Shares	7,582	11/16/2022
Purchase of RBA Common Shares	35,201	11/22/2022
Purchase of RBA Common Shares	37	12/08/2022
Purchase of RBA Common Shares	26	12/08/2022
Purchase of RBA Common Shares	244	12/08/2022
Purchase of RBA Common Shares	40	12/08/2022
Purchase of RBA Common Shares	23	12/09/2022
Purchase of RBA Common Shares	47	12/09/2022
Purchase of RBA Common Shares	468	12/09/2022
Purchase of Bullet Swaps	243	12/09/2022
Purchase of Bullet Swaps	243	12/12/2022
Purchase of Bullet Swaps	364	12/13/2022
Sale of Bullet Swaps	(1,015)	12/23/2022
Purchase of Bullet Swaps	165	12/14/2022
Purchase of RBA Common Shares	578	12/15/2022
Purchase of RBA Common Shares	7,126	12/15/2022
Purchase of RBA Common Shares	1,015	12/23/2022
Purchase of RBA Common Shares	62,696	01/23/2023
Sale of RBA Common Shares	(2,953)	01/23/2023
Sale of RBA Common Shares	(32,274)	01/23/2023
Sale of RBA Common Shares	(65,208)	01/23/2023
Sale of RBA Common Shares	(72)	01/23/2023
Purchase of RBA Common Shares	50,671	01/25/2023
Purchase of RBA Common Shares	217,917	01/25/2023

Luxor Wavefront, LP

Transaction	Amount of Securities	Date of Transaction
Sale of RBA Common Shares	(12)	01/06/2021
Sale of RBA Common Shares	(101)	01/06/2021
Sale of RBA Common Shares	(74)	01/06/2021
Sale of RBA Common Shares	(19)	01/07/2021
Sale of RBA Common Shares	(56)	01/07/2021
Sale of RBA Common Shares	(169)	01/08/2021
Sale of RBA Common Shares	(66)	01/08/2021
Sale of RBA Common Shares	(42)	01/11/2021
Sale of RBA Common Shares	(7)	01/11/2021
Sale of RBA Common Shares	(17)	01/13/2021
Sale of RBA Common Shares	(18)	01/13/2021
Sale of RBA Common Shares	(125)	01/13/2021
Sale of RBA Common Shares	(8)	01/13/2021
Sale of RBA Common Shares	(42)	01/14/2021
Sale of RBA Common Shares	(49)	01/14/2021
Sale of RBA Common Shares	(72)	01/14/2021
Sale of RBA Common Shares	(16)	01/15/2021
Sale of RBA Common Shares	(158)	01/15/2021
Sale of RBA Common Shares	(79)	01/15/2021
Sale of RBA Common Shares	(117)	01/27/2021
Sale of RBA Common Shares	(10,298)	02/2/2021
Purchase of December 17, 2021 Call Options OTC ($55.00 Strike Price)	9	03/05/2021
Short Sale of December 17, 2021 Call Options OTC ($70.00 Strike Price)	(9)	03/05/2021

II-26

Short Sale of December 17, 2021 Put Options OTC ($45.00 Strike Price)	(9)	03/05/2021
Purchase of RBA Common Shares	13	03/9/2021
Purchase of RBA Common Shares	96	3/10/2021
Purchase of RBA Common Shares	14	03/10/2021
Purchase of RBA Common Shares	80	03/10/2021
Purchase of RBA Common Shares	33	03/10/2021
Short Sale of December 17, 2021 Put Options OTC ($45.00 Strike Price)	(9)	03/10/2021
Purchase of December 17, 2021 Call Options OTC ($60.00 Strike Price	9	03/10/2021
Short Sale of December 17, 2021 Call Options OTC ($75.00 Strike Price)	(9)	03/10/2021
Short Sale of December 17, 2021 Put Options OTC ($45.00 Strike Price)	(9)	03/11/2021
Purchase of December 17, 2021 Call Options OTC ($60.00 Strike Price)	9	03/11/2021
Short Sale of December 17, 2021 Call Options OTC ($75.00 Strike Price)	(9)	03/11/2021
Purchase of RBA Common Shares	12	03/11/2021
Purchase of RBA Common Shares	39	03/11/2021
Purchase of RBA Common Shares	8	03/11/2021
Short Sale of December 17, 2021 Call Options OTC ($75.00 Strike Price)	(9)	03/12/2021
Short Sale of December 17, 2021 Put Options OTC ($45.00 Strike Price)	(9)	03/12/2021
Purchase of December 17, 2021 Call Options OTC ($60.00 Strike Price)	9	03/12/2021
Purchase of RBA Common Shares	116	03/12/2021
Purchase of RBA Common Shares	60	03/15/2021
Sale of RBA Common Shares	(16)	03/15/2021
Sale of RBA Common Shares	(161)	03/15/2021
Sale of RBA Common Shares	(84)	03/15/2021
Sale of RBA Common Shares	(77)	03/16/2021
Sale of RBA Common Shares	(54)	03/16/2021
Sale of RBA Common Shares	(138)	03/22/2021
Purchase of RBA Common Shares	963	03/26/2021
Purchase of RBA Common Shares	558	03/26/2021
Purchase of RBA Common Shares	1,471	03/29/2021
Purchase of RBA Common Shares	4,163	03/29/2021
Purchase of RBA Common Shares	1,214	03/30/2021
Purchase of RBA Common Shares	2,815	03/30/2021
Purchase of RBA Common Shares	3,107	03/31/2021
Purchase of RBA Common Shares	321	04/01/2021
Purchase of RBA Common Shares	17,383	04/05/2021
Purchase of RBA Common Shares	1,799	04/06/2021
Purchase of RBA Common Shares	899	04/06/2021
Purchase of RBA Common Shares	4,150	04/6/2021
Purchase of RBA Common Shares	7,936	04/07/2021
Purchase of RBA Common Shares	2,585	04/08/2021
Purchase of RBA Common Shares	5,119	04/08/2021
Purchase of RBA Common Shares	128	04/9/2021
Purchase of RBA Common Shares	396	04/12/2021
Purchase of RBA Common Shares	18	04/13/2021
Purchase of RBA Common Shares	138	04/13/2021
Purchase of RBA Common Shares	114	04/13/2021
Purchase September 17, 2021 Call Options OTC ($70.00 Strike Price)	14	04/15/2021
Short Sale of September 17, 2021 Call Options OTC ($80.00 Strike Price)	(14)	04/15/2021

II-27

Sale of RBA Common Shares	(14)	05/03/2021
Sale of RBA Common Shares	(15)	05/03/2021
Sale of RBA Common Shares	(91)	05/03/2021
Sale of RBA Common Shares	(9)	05/04/2021
Sale of RBA Common Shares	(12)	05/04/2021
Sale of RBA Common Shares	(26)	05/04/2021
Sale of RBA Common Shares	(107)	05/04/2021
Buy to Cover December 17, 2021 Call Options OTC ($70.00 Strike Price)	9	05/05/2021
Purchase of December 17, 2021 Call Options OTC ($70.00 Strike Price)	10	05/05/2021
Short Sale of December 17, 2021 Call Options OTC ($85.00 Strike Price)	(10)	05/05/2021
Sale of December 17, 2021 Call Options OTC ($55.00 Strike Price)	(9)	05/05/2021
Sale of RBA Common Shares	(72)	05/05/2021
Sale of RBA Common Shares	(6)	05/05/2021
Sale of RBA Common Shares	(8)	05/05/2021
Sale of RBA Common Shares	(117)	05/05/2021
Sale of RBA Common Shares	(61)	05/05/2021
Sale of RBA Common Shares	(46)	05/05/2021
Sale of RBA Common Shares	(12)	05/05/2021
Sale of RBA Common Shares	(111)	05/06/2021
Sale of RBA Common Shares	(214)	05/06/2021
Purchase of RBA Common Shares	23	05/14/2021
Purchase of RBA Common Shares	1	05/14/2021
Purchase of RBA Common Shares	78	05/17/2021
Purchase of RBA Common Shares	120	05/24/2021
Sale of RBA Common Shares	(69)	05/25/2021
Sale of RBA Common Shares	(148)	05/25/2021
Sale of RBA Common Shares	(26)	05/25/2021
Sale of RBA Common Shares	(64)	05/26/2021
Sale of RBA Common Shares	(441)	05/26/2021
Sale of RBA Common Shares	(55)	05/26/2021
Sale of RBA Common Shares	(109)	05/27/2021
Sale of RBA Common Shares	(44)	05/28/2021
Sale of RBA Common Shares	(111)	06/01/2021
Sale of RBA Common Shares	(3,194)	06/02/2021
Sale of RBA Common Shares	(1,225)	06/04/2021
Sale of RBA Common Shares	(354)	06/07/2021
Sale of RBA Common Shares	(337)	06/07/2021
Sale of RBA Common Shares	(168)	06/07/2021
Sale of RBA Common Shares	(1,045)	06/08/2021
Sale of RBA Common Shares	(3,509)	06/08/2021
Sale of RBA Common Shares	(46)	06/10/2021
Sale of RBA Common Shares	(84)	06/10/2021
Purchase of RBA Common Shares	720	06/11/2021
Sale of RBA Common Shares	(40)	06/11/2021
Sale of RBA Common Shares	(9)	06/11/2021
Sale of RBA Common Shares	(210)	06/11/2021
Buy to Cover December 17, 2021 Call Options OTC ($75.00 Strike Price)	9	06/11/2021
Sale of December 17, 2021 Call Options OTC ($60.00 Strike Price)	(9)	06/11/2021
Sale of December 17, 2021 Call Options OTC ($70.00 Strike Price)	(10)	06/11/2021
Buy to Cover December 17, 2021 Call Options OTC ($85.00 Strike Price)	10	06/11/2021
Buy to Cover December 17, 2021 Put Options OTC ($45.00 Strike Price)	18	06/11/2021

II-28

Sale of RBA Common Shares	(441)	06/11/2021
Buy to Cover December 17, 2021 Put Options OTC ($45.00 Strike Price)	18	06/14/2021
Sale of December 17, 2021 Call Options OTC ($60.00 Strike Price)	(18)	06/14/2021
Buy to Cover December 17, 2021 Call Options OTC ($75.00 Strike Price)	18	06/14/2021
Purchase of RBA Common Shares	889	06/14/2021
Sale of RBA Common Shares	(171)	06/14/2021
Sale of RBA Common Shares	(144)	06/14/2021
Sale of RBA Common Shares	(74)	06/14/2021
Sale of RBA Common Shares	(180)	06/15/2021
Sale of RBA Common Shares	(74)	06/15/2021
Sale of RBA Common Shares	(8)	06/16/2021
Sale of RBA Common Shares	(272)	06/16/2021
Sale of RBA Common Shares	(16)	06/16/2021
Sale of RBA Common Shares	(1,722)	07/27/2021
Sale of RBA Common Shares	(3,314)	07/27/2021
Sale of RBA Common Shares	(6,727)	07/28/2021
Sale of RBA Common Shares	(357)	07/29/2021
Sale of RBA Common Shares	(2,628)	07/30/2021
Sale of RBA Common Shares	(799)	07/30/2021
Sale of RBA Common Shares	(1,275)	07/30/2021
Sale of RBA Common Shares	(3,013)	08/01/2021
Sale of RBA Common Shares	(1,288)	08/01/2021
Purchase of September 17, 2021 Call Options OTC ($80.00 Strike Price)	2	08/01/2021
Sale of September 17, 2021 Call Options OTC ($70.00 Strike Price)	(2)	08/01/2021
Sale of RBA Common Shares	(270)	08/02/2021
Sale of RBA Common Shares	(2,264)	08/03/2021
Sale of RBA Common Shares	(2,782)	08/03/2021
Sale of RBA Common Shares	(1,821)	08/03/2021
Sale of RBA Common Shares	(1,266)	08/04/2021
Sale of RBA Common Shares	(2,266)	08/05/2021
Sale of RBA Common Shares	(779)	08/05/2021
Sale of RBA Common Shares	(4,157)	08/05/2021
Sale of RBA Common Shares	(4,792)	08/06/2021
Sale of RBA Common Shares	(27)	08/09/2021
Sale of RBA Common Shares	(4,119)	08/10/2021
Sale of RBA Common Shares	(62)	08/13/2021
Sale of RBA Common Shares	(21)	08/19/2021
Sale of RBA Common Shares	(92)	08/19/2021
Sale of RBA Common Shares	(121)	08/23/2021
Sale of RBA Common Shares	(6)	08/23/2021
Purchase of RBA Common Shares	33	11/05/2021
Purchase of RBA Common Shares	127	11/05/2021
Purchase of RBA Common Shares	12	11/05/2021
Purchase of RBA Common Shares	141	11/05/2021
Sale of RBA Common Shares	(15)	11/26/2021
Purchase of RBA Common Shares	639	11/29/2021
Sale of RBA Common Shares	(40)	11/29/2021
Sale of RBA Common Shares	(8)	11/29/2021
Sale of RBA Common Shares	(67)	11/29/2021
Purchase of RBA Common Shares	699	11/30/2021
Purchase of RBA Common Shares	8,248	11/30/2021
Sale of RBA Common Shares	(35)	11/30/2021
Sale of RBA Common Shares	(17)	11/30/2021
Sale of RBA Common Shares	(12)	11/30/2021

II-29

Sale of RBA Common Shares	(21)	11/30/2021
Sale of RBA Common Shares	(1,417)	12/06/2021
Sale of RBA Common Shares	(804)	12/08/2021
Purchase of December 2031 4.75% Bonds	29,000	12/08/2021
Sale of December 2031 4.75% Bonds	(29,000)	12/08/2021
Sale of RBA Common Shares	(488)	12/09/2021
Sale of RBA Common Shares	(2,907)	12/10/2021
Sale of RBA Common Shares	(987)	12/10/2021
Sale of RBA Common Shares	(1,011)	12/14/2021
Sale of RBA Common Shares	(73)	12/17/2021
Sale of RBA Common Shares	(41)	12/17/2021
Sale of RBA Common Shares	(16)	12/17/2021
Sale of RBA Common Shares	(35)	12/20/2021
Sale of RBA Common Shares	(22)	12/20/2021
Sale of RBA Common Shares	(62)	12/21/2021
Sale of RBA Common Shares	(19)	12/22/2021
Sale of RBA Common Shares	(29)	01/05/2022
Sale of RBA Common Shares	(72)	01/05/2022
Sale of RBA Common Shares	(15)	01/05/2022
Sale of RBA Common Shares	(503)	01/05/2022
Sale of RBA Common Shares	(3)	01/05/2022
Sale of RBA Common Shares	(99)	01/06/2022
Sale of RBA Common Shares	(8)	01/06/2022
Sale of RBA Common Shares	(17)	01/06/2022
Sale of RBA Common Shares	(35)	01/7/2022
Sale of RBA Common Shares	(91)	01/10/2022
Sale of RBA Common Shares	(22)	01/10/2022
Sale of RBA Common Shares	(5)	01/11/2022
Sale of RBA Common Shares	(29)	01/11/2022
Sale of RBA Common Shares	(109)	01/12/2022
Sale of RBA Common Shares	(17)	01/12/2022
Sale of RBA Common Shares	(80)	01/12/2022
Sale of RBA Common Shares	(19)	01/12/2022
Sale of RBA Common Shares	(27)	01/13/2022
Sale of RBA Common Shares	(43)	01/13/2022
Sale of RBA Common Shares	(26)	01/13/2022
Sale of RBA Common Shares	(8)	01/18/2022
Sale of RBA Common Shares	(96)	01/18/2022
Sale of RBA Common Shares	(117)	01/21/2022
Sale of RBA Common Shares	(40)	01/24/2022
Sale of RBA Common Shares	(91)	01/24/2022
Sale of RBA Common Shares	(175)	01/25/2022
Sale of RBA Common Shares	(153)	01/25/2022
Sale of RBA Common Shares	(640)	01/26/2022
Sale of RBA Common Shares	(134)	01/26/2022
Sale of RBA Common Shares	(157)	01/27/2022
Sale of RBA Common Shares	(1,495)	02/14/2022
Purchase of RBA Common Shares	18	05/04/2022
Purchase of RBA Common Shares	250	05/04/2022
Purchase of RBA Common Shares	228	05/04/2022
Purchase of RBA Common Shares	3	05/06/2022
Purchase of RBA Common Shares	32	05/10/2022
Purchase of RBA Common Shares	3	05/10/2022
Purchase of RBA Common Shares	25	05/11/2022
Purchase of RBA Common Shares	36	05/11/2022
Purchase of RBA Common Shares	13	05/12/2022
Purchase of RBA Common Shares	51	05/12/2022
Purchase of RBA Common Shares	24	05/13/2022
Purchase of RBA Common Shares	12	05/13/2022
Purchase of RBA Common Shares	275	05/13/2022
Purchase of RBA Common Shares	14	05/25/2022
Purchase of RBA Common Shares	47	05/25/2022
Purchase of RBA Common Shares	60	05/27/2022
Purchase of RBA Common Shares	44	05/31/2022
Purchase of RBA Common Shares	27	05/31/2022

II-30

Purchase of RBA Common Shares	26	06/01/2022
Purchase of RBA Common Shares	23	06/01/2022
Purchase of RBA Common Shares	16	06/02/2022
Purchase of RBA Common Shares	24	06/02/2022
Purchase of RBA Common Shares	48	06/02/2022
Purchase of RBA Common Shares	9	06/03/2022
Purchase of RBA Common Shares	27	06/03/2022
Purchase of RBA Common Shares	45	06/06/2022
Purchase of RBA Common Shares	21	06/07/2022
Purchase of RBA Common Shares	34	06/07/2022
Purchase of RBA Common Shares	175	06/15/2022
Purchase of RBA Common Shares	30	06/23/2022
Purchase of RBA Common Shares	61	06/23/2022
Purchase of September 16, 2022 Call Options ($65.00 Strike Price)	4	06/24/2022
Short Sale of September 16, 2022 Call Options ($70.00 Strike Price)	(4)	06/24/2022
Purchase of RBA Common Shares	1	06/24/2022
Purchase of RBA Common Shares	63	06/24/2022
Purchase of RBA Common Shares	3	06/24/2022
Purchase of RBA Common Shares	61	06/24/2022
Purchase of RBA Common Shares	29	06/27/2022
Purchase of RBA Common Shares	15	06/27/2022
Purchase of RBA Common Shares	43	06/27/2022
Purchase of RBA Common Shares	82	06/27/2022
Purchase of RBA Common Shares	3	06/28/2022
Purchase of RBA Common Shares	19	06/28/2022
Purchase of RBA Common Shares	64	06/28/2022
Purchase of RBA Common Shares	8	06/29/2022
Purchase of RBA Common Shares	23	06/29/2022
Purchase of RBA Common Shares	26	06/29/2022
Purchase of RBA Common Shares	19	07/01/2022
Purchase of RBA Common Shares	26	07/01/2022
Purchase of RBA Common Shares	14	07/01/2022
Purchase of RBA Common Shares	67	07/05/2022
Purchase of RBA Common Shares	3	07/19/2022
Purchase of RBA Common Shares	107	07/19/2022
Purchase of RBA Common Shares	25	07/19/2022
Purchase of RBA Common Shares	16	07/20/2022
Purchase of RBA Common Shares	43	07/20/2022
Purchase of RBA Common Shares	33	07/20/2022
Purchase of RBA Common Shares	149	07/21/2022
Purchase of RBA Common Shares	31	07/27/2022
Purchase of RBA Common Shares	47	07/28/2022
Purchase of RBA Common Shares	89	07/28/2022
Purchase of RBA Common Shares	52	07/29/2022
Purchase of RBA Common Shares	51	07/29/2022
Purchase of RBA Common Shares	53	08/01/2022
Purchase of RBA Common Shares	11	08/01/2022
Purchase of RBA Common Shares	47	08/03/2022
Purchase of RBA Common Shares	57	08/03/2022
Purchase of RBA Common Shares	7	08/03/2022
Sale of RBA Common Shares	(2)	08/23/2022
Sale of RBA Common Shares	(16)	08/24/2022
Sale of RBA Common Shares	(12)	08/24/2022
Sale of RBA Common Shares	(24)	08/24/2022
Sale of RBA Common Shares	(9)	08/25/2022
Sale of RBA Common Shares	(5)	08/25/2022
Sale of RBA Common Shares	(3,020)	09/07/2022
Sale of September 16, 2022 Call Options ($65.00 Strike Price)	(4)	09/08/2022
Buy to Cover September 16, 2022 Call Options ($70.00 Strike Price)	4	09/08/2022

II-31

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many RBA Common Shares you own, please give Luxor your proxy AGAINST the Share Issuance Proposal and the Adjournment Proposal by using one of the four options below:

•	Voting via Internet by following the easy instructions on the enclosed GREEN proxy card, or voting instruction form;

•	Voting by telephone using the toll-free number listed on the enclosed GREEN proxy card or voting instruction form and following the easy voice prompts;

•	If you do not have access to a touch-tone phone or Internet, you may sign, date and return the enclosed GREEN proxy card or voting instruction form in the postage-paid envelope provided; or

•	Virtually attending the Special Meeting and voting by ballot thereat.

If any of your RBA Common Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such RBA Common Shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GREEN voting form, or by following the instructions on the GREEN proxy card to vote by the Internet or telephone.

After submitting your vote using the enclosed GREEN proxy card, we urge you to NOT SIGN OR RETURN RBA’S WHITE PROXY CARD because only your latest dated proxy card will be counted.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners or Shorecrest Group at the address set forth below.

If you have any questions, require assistance in voting your GREEN proxy card, or need additional copies of Luxor’s proxy materials, please contact Okapi Partners or Shorecrest Group at the phone numbers or email addresses listed below.

Okapi Partners LLC

1212 Avenue of the Americas, 17th Floor

New York, New York 10036

+ 1 (212) 297-0720 (Main)

+ 1 (877) 629-6356 (Toll-Free)

Email: info@okapipartners.com

North American toll-free

1-888-637-5789

Banks and Brokers and collect calls outside North America

647-931-7454

Email:contact@shorecrestgroup.com

PRELIMINARY COPY SUBJECT TO COMPLETION

GREEN PROXY CARD

RitchiE Bros. Auctioneers incorporated

SPECIAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF LUXOR CAPITAL GROUP, LP AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF RITCHIE BROS. AUCTIONEERS INCORPORATED
IS NOT SOLICITING THIS PROXY

P          R          O          X          Y

The undersigned appoints Christian Leone, Jonathan Green, Mark Harnett, and [*], or instead of them, the following appointee:

Please print appointee name

and each of them, attorneys and agents with full power of substitution to vote all common shares (the “Shares”) of Ritchie Bros. Auctioneers Incorporated (the “Company”) which the undersigned would be entitled to vote if personally present at the special meeting of the shareholders of the Company scheduled to be held virtually on March 14, 2023, at 8:30 a.m., Pacific Time (including any adjournments or postponements thereof, the “RBA Special Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the Shares of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Special Meeting.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “AGAINST” PROPOSAL 1 AND “AGAINST” PROPOSAL 2.

This Proxy will be valid until the completion of the Special Meeting. This Proxy will only be valid in connection with Luxor Capital Group, LP's (“Luxor”) solicitation of proxies for the Special Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GREEN PROXY CARD

☒	Please mark vote as in this example

LUXOR STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “AGAINST” PROPOSAL 1 AND “AGAINST” PROPOSAL 2.

1.	The Company’s proposal to approve the issuance of common shares of Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“RBA”) to securityholders of IAA, Inc., a Delaware corporation (“IAA”) in connection with the Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, as amended by that certain Amendment to the Agreement and Plan of Merger and Reorganization, dated as of January 22, 2023, and as it may be further amended or modified from time to time, by and among RBA, Ritchie Bros. Holdings, Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of RBA (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, Impala Merger Sub II, LLC, a Delaware limited liability company and a direct and wholly owned subsidiary of US Holdings and IAA (the “Share Issuance Proposal”).

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	The Company’s proposal to approve the adjournment of the RBA Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the RBA Special Meeting to approve the Share Issuance Proposal (the “Adjournment Proposal”).

☐	FOR	☐	AGAINST	☐	ABSTAIN

DATED: ____________________________

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.